                                                           File No. 0-30507

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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ----------------

                                 FORM 10/A

                              Amendment No. 1

                  GENERAL FORM FOR REGISTRATION OF SECURITIES
                   Pursuant to Section 12(b) or 12 (g) of the
                        Securities Exchange Act of 1934

                               ----------------

                         PRIMECORE MORTGAGE TRUST, INC.
             (Exact Name of Registrant as Specified in its Charter)

                               ----------------

                 Maryland                               94-3324992
     (State or other jurisdiction of                (I.R.S. Employer
      incorporation or organization)               Identification No.)

                               99 El Camino Real
                              Menlo Park, CA 94025
                         (Address of principal offices)

                                 (650) 328-3060
              (Registrant's telephone number, including area code)

                               ----------------

          Securities to be registered under Section 12(b) of the Act:

                                      None

       Securities to be registered pursuant to Section 12(g) of the Act:

         Class A Convertible Preferred Stock, par value $0.01 per share
                                (Title of class)

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                               Table of Contents

                                 10-12G/A

 Item 1.  Business.......................................................     1
 Item 2.  Financial Information..........................................    15
 Item 3.  Properties.....................................................    20
 Item 4.  Security Ownership of Certain Beneficial Owners and                20
          Management.....................................................
 Item 5.  Directors and Executive Officers...............................    21
 Item 6.  Executive Compensation.........................................    22
 Item 7.  Certain Relationships and Related Transactions.................    24
 Item 8.  Legal Proceedings..............................................    24
 Item 9.  Market Price of and Dividends on the Registrant's Common Equity
          and Related Stockholder Matters................................    28
 Item 10. Recent Sales of Unregistered Securities........................    29
 Item 11. Description of Registrant's Securities to be Registered........    29
 Item 12. Indemnification of Directors and Officers......................    34
 Item 13. Financial Statements and Supplementary Data....................    36
 Item 14. Changes in and Disagreements with Accountants on Accounting and    36
          Financial Disclosure...........................................
 Item 15. Financial Statements and Exhibits..............................    37
          Index to Exhibits..............................................    37

Item 1. Business.

   We are a corporation doing business as a real estate investment trust
(REIT). We incorporated in Maryland on March 18, 1999, and began operations May 1, 1999. We make and hold primarily short-term construction loans secured by single family residential real property in the greater San Francisco Bay Area. We also make and hold mortgage loans secured by mixed use commercial property.

   Our founders are Michael Heren, Susan Fox and Michael Rider who serve as our directors and executive officers. We have no employees. Ms. Fox also owns and manages Primecore Funding Group, Inc., an affiliate. Primecore Funding Group, Inc. serves as manager of the REIT pursuant to a management agreement dated March 30, 1999. Currently, Primecore Properties, Inc., also an affiliate, performs services for us that require a California real estate broker license. See Item 8. Consequently, all references in this registration statement to services by our manager that require a California real estate broker license refer to the services currently performed by Primecore Properties, Inc.

   Our manager originates and services the mortgage loans that we make. Our manager bears all operating expenses connected with originating and managing our mortgage loan portfolio and receives a monthly management fee.

   At March 31, 2000, our manager serviced our portfolio of fixed rate mortgage loans, each secured by real property located in Northern California, with an aggregate balance of approximately $195,746,027, representing funds advanced on loan commitments to both related and unrelated parties totaling $410,822,842 and mortgage note interest rates ranging from 11% to 13%. Loan origination fees are charged to borrowers and are typically 4% of the loan commitment amounts. Revenue from origination fees is earned over the term of a specific loan, but is recognized when received for financial accounting purposes. These fees are received upon payment of the loans, typically when the project is sold or refinanced. Most loans are written with 12 to 18 month maturity dates.

   We have issued four classes of securities: (1) common stock; (2) Class A Convertible Preferred stock; (3) Series A short term notes; and (4) Series B short term notes. We are registering only our Class A Convertible Preferred stock, and discuss our common stock and debt securities for information purposes only.

Business Strategies

   Our investment objective is to make mortgage loans on projects we believe are likely to ultimately sell for an amount sufficient to repay the principal plus interest at the agreed upon rate. We currently do not intend to own or develop any real property. Our goal is to invest in a pool of short term construction mortgage loans.

   We make single-family and mixed-use acquisition, development and construction loans that earn a risk-adjusted yield which meets our investment goals. We conduct, through our manager, centralized loan underwriting and pricing, project evaluation, loan funding and loan servicing to maintain control of the risks of operating a construction mortgage lending operation and managing a portfolio of short-term construction mortgage loans.

Competitive Conditions

   Our manager's principal competition in the business of originating and servicing construction mortgage loans are banks, thrifts and other independent wholesale mortgage lenders, and other mortgage acquisition companies. While most of these entities have significantly greater resources, we compete effectively due to: (1) our tax advantaged status as a REIT; (2) our management's experience in the Northern California construction lending market, and (3) the freedom from some regulatory-related administrative costs.

Dividend Policy and Distributions

   We intend to distribute at least 95 percent of our net taxable income each year to qualify for the tax benefits accorded to REITs. Although we currently make dividend distributions monthly, this is subject to change at the discretion of our Board of Directors. For so long as shares of preferred stock remain outstanding, only holders of our preferred stock will receive dividends; and there will be no cash dividends declared or paid on our common stock.

   Our loans are considered investments in real estate under development for financial reporting purposes; they are considered loans for income tax purposes.

   We distribute dividends based on our taxable income. We do not use net income according to Generally Accepted Accounting Principles (GAAP) to determine dividend distributions. Our taxable income differs from GAAP net income primarily because interest income is accrued on our outstanding loan balances for tax purposes, but under GAAP, no income is recognized until we receive cash from repayment of our loans. Consequently, although under GAAP we may report net losses, we use our tax basis income to determine the availability and amount of dividends to distribute.

   Since we began operations on May 1, 1999, and as of December 31, 1999, we have paid monthly dividends to our shareholders of Class A Convertible Preferred stock of $.75 per share, representing an annualized rate of return of approximately 11.3%. We have declared and paid dividends of $.28 per share for the three months ended March 31, 2000, which also represents an annualized rate of return of approximately 11.3%. We expect to continue to report net losses according to GAAP. See notes to our financial statements, particularly notes 1, 2, 3 and 4.

Mortgage Lending

   Loan Originations. Our business involves funding and holding construction mortgage loans made to borrowers primarily in the San Francisco Bay Area. We fund non-owner occupied, single-family residential construction loans, generally of less than $2.5 million per loan. We also make land acquisition and development loans and small multifamily, generally less than 20 units, and residential and mixed-use construction mortgage loans. Our customers are developers and contractors who require a construction loan to finance the acquisition and development or renovation of their property.

   Construction loans are loans made for the renovation of developed property, and for the development of undeveloped property. Construction loans made and held by us, or acquired at our formation, are primarily secured by first deeds of trust on real property. These loans are generally for terms of from 12 to 18 months. Our manager disburses our funds on work in progress, verified by invoices from the builder. In addition, our manager requires the submission of signed labor and material lien releases by the builder in connection with each completed phase of the project before making any periodic disbursements of a loan.

   On our behalf and during the course of its business, our manager continuously evaluates prospective construction loans. Our manager expects to generate mortgage loan originations from referrals from real estate and mortgage loan brokers, referrals from existing customers, new loans made to existing customers and personal solicitations of new borrowers.

   Potential construction loans are evaluated by our manager to determine if the loan is of a type typically made by us, if the security for the loan and the loan-to-value ratio meets our investment standards, and if the loan can be priced in a manner to meet our investment criteria and objectives. Our manager will generally rely on its own analysis and not on third party appraisals in determining whether or not to originate a particular construction loan.

   We do not ordinarily invest in construction loans with a maturity of more than 18 months. All loans provide for monthly payments of interest only and a payment of principal in full at the end of the loan term.

Although we do not limit the amount of our investment in any single construction loan, generally our lending criteria is 60% loan to completed value for first deeds of trust, and if there is other debt, 75% loan to value inclusive of all debt, based on completion value. A borrower is generally required to obtain a lenders policy of title insurance to insure priority of our deed of trust and the condition of title. We expect that in excess of 85% of our mortgage loan balances will be secured by first deeds of trust on the underlying real property.

   Most of the loans we make require the borrower to make a "balloon payment" on the principal amount and accrued interest upon maturity of the loan. To the extent that a borrower has an obligation to pay a mortgage loan in a large lump sum payment, its ability to satisfy this obligation may be dependent upon its ability to obtain suitable refinancing, obtain a sufficient sales price for the property or otherwise raise a substantial cash amount. An increase in interest rates may have an adverse effect on a borrower's ability to obtain refinancing. As a result, these loans may involve a higher risk of default than fully amortizing loans.

   Junior mortgage loans. Second, third and wraparound mortgage loans are secured by deeds of trust on single-family residences that are already subject to prior mortgage debt. A wraparound loan is a junior mortgage loan having a principal amount equal to the outstanding balance under the prior mortgage loans plus the amount actually to be advanced. Under a wraparound loan, we generally make principal and interest payments on behalf of the borrower to the holders of the prior mortgage loans. Junior mortgage loans generally have lower qualifying loan-to-value ratios.

   Other REIT qualified investments. As part of the acquisition of a particular loan, or through a foreclosure we may acquire an equity interest in the real property securing the loan in the form of a shared appreciation interest or other equity participation. We also may invest our funds directly in real property, if in the opinion of our Board of Directors it is in our best interest. We may also purchase the stock of other mortgage REITs or similar companies if we believe that they will yield attractive returns on capital and otherwise not violate any requirements for maintaining our status as a REIT. We do not, however, presently intend to make these investments.

Managing the Mortgage Loan Portfolio

   Our plan for the balance of fiscal year 2000, and going forward, is to build and hold a portfolio of construction mortgage loans for investment that generates a net interest margin over time and allows us to take full advantage of our REIT status. The focus of our manager's servicing operation is to manage credit risk to protect our investment in the construction mortgage loans. The underwriting decision to provide a loan to an applicant is based primarily upon the loan-to-value ratio for the underlying collateral, the applicant's credit history, including payment history on existing credit, and an evaluation of the applicant's ability to repay the loan. Thereafter, our manager uses early intervention, aggressive collection and loss mitigation techniques in the servicing process.

   Collateral valuation. Collateral valuation receives special attention in the underwriting of our construction loans. Our manager places great emphasis on the ability of our collateral to protect against losses in the event of default by borrowers. In determining the adequacy of the mortgaged property as collateral, an evaluation is made of each property or project considered for financing. The evaluation is based on the market value of comparable properties, the estimated rental income, if applicable, and the cost of replacement. The projected, completion value of the property must currently support, or support in the event of default, repayment of the outstanding loan balance.

   Quality control. Ongoing quality control reviews are conducted by our manager to ensure that all construction mortgage loans meet our quality standards. The type and extent of the reviews depends on the characteristics of the loan. Our manager also performs property value comparisons as part of the quality control process as well as compliance reviews to ensure adherence to all state and federal regulations. Some of the compliance reviews may be outsourced if our manager does not have adequate internal staff to perform those reviews.

   Servicing. Our manager has an established operation for servicing construction loans. Servicing includes collecting and remitting loan payments, making required advances, accounting for principal and interest, holding escrow or impound funds for payment of taxes and insurance, making required inspections of the property, contacting delinquent borrowers and supervising foreclosures and property disposition in the event of defaults.

   Credit risk management. We believe that the servicing of our mortgage loans will be the most effective method of managing our credit risk. Our manager's focus as a servicer of our mortgage loans will be more on effective credit risk management than on cost control. Our manager is not a low cost servicer, but instead puts the proper resources to work to mitigate losses on the loans it services. If properly managed from both an underwriting and a servicing standpoint, we believe we should be able to keep the level of delinquencies and losses in our mortgage loans at a minimum.

   Sales of construction mortgage loans. We generally hold mortgage loans to maturity. In addition, the REIT provisions of the Code limit in some respects our ability to sell mortgage loans. We may decide to sell assets from time to time, however, for a number of reasons, including, without limitation: (1) to dispose of an asset as to which credit risk concerns have arisen; (2) to reduce interest rate risk; (3) or to re-structure our balance sheet when our management deems it advisable. We will select any mortgage loans to be sold according to the particular purpose the sale will serve. Our Board of Directors has not adopted a policy that would restrict management's authority to determine the timing of sales or the selection of mortgage loans to be sold.

   Affiliates and significant borrowers. Loans assumed by, or made to, our affiliates represent a material portion of our investment portfolio. As of December 31, 1999, loans assumed by or made to our affiliates represented 19% of our loan commitments and 28% of the funded portion of those commitments. As of March 31, 2000, loans assumed by or made to our affiliates represented 18% of our loan commitments and 25% of the funded portion of those commitments. In contrast, no unaffiliated borrower had loans exceeding 10% of our total loans outstanding as of December 31, 1999.

   Our affiliates are entities with whom we share common control through common management. For example, Primecore Funding Group, Inc. is our affiliate because Susan Fox owns 100% of its stock and is its sole director. She is also an executive officer of Primecore Funding Group, Inc., as are Messrs. Heren and Rider. To the extent that Ms. Fox is the director of Primecore Funding Group, Inc. and is one of our directors, her position in management is common to both Primecore Funding Group, Inc. and us.

   Eprime, Inc. is our affiliate and is a California corporation, incorporated March 21, 2000. Ms. Fox is the sole shareholder and director. She is the president and secretary, and Mr. Rider is the chief financial officer. Eprime, Inc. does not have any employees, does not provide any services to us and does not receive any compensation from us.

   Primecore Properties, Inc. is our affiliate and is a California corporation, incorporated in 1997. Ms. Fox is its sole shareholder and one of its directors. Primecore Properties, Inc. is licensed by the California Department of Real Estate as a real estate corporation. Theresa May Couture is licensed as an individual real estate broker and is the designated broker-officer of Primecore Properties, Inc. Primecore Properties, Inc. does not receive any compensation from us, but does provide services to us for activities that require a California real estate broker license. Those services are performed for us under the terms of our management agreement with Primecore Funding Group, Inc. There are currently no arrangements for compensating Primecore Properties, Inc. for those services, although we continue to pay a management fee to Primecore Funding Group, Inc. See "Management Fees" below.

   99 Investors, LLC is our affiliate, and a California Limited Liability Company, formerly known as Upside Unlimited, LLC. Ms. Fox is its sole member. It does not have any employees, does not perform any services for us and does not receive any compensation or benefits from us.

   99 El Camino Partners is our affiliate and a California partnership. Ms. Fox and Mr. Heren are the partners. The partnership has no employees, does not provide any services to us and does not receive any compensation or benefits from us. 99 El Camino Partners owns the property at 99 El Camino Real, Menlo Park, California, our principal place of business and that of our affiliates. See Item 3.

   The following is a summary of loans assumed by our affiliates as of March 31, 2000, categorized by loan number, project name, affiliate, commitment amount, funded amount and percentage funded.

Loan       Project Name             Affiliate          Commitment      Funded     % Funded
----       ------------             ---------          ----------      ------     --------
Loan 2328  12780 Camino Medio       Eprime, Inc.       3,680,000.00  3,718,314.00  101.04%
Loan 2354  Lot #1 Quarry Estates    Eprime, Inc.       5,000,000.00  3,152,065.57   63.04%
Loan 2355  Lot #2, Quarry Estates   Eprime, Inc.       5,000,000.00  3,052,880.30   61.06%
Loan 2356  Lot #17, Quarry Estates  Eprime, Inc.       5,000,000.00  3,947,180.16   78.94%
Loan 2376  104 Second Street        Eprime, Inc.       2,450,000.00  1,562,883.88   63.79%
Loan 2447  8 Los Altos Prop.,       Eprime, Inc.      13,500,000.00 12,544,045.61   92.92%
           7 Los Altos Hills Prop.
                                                      ------------- -------------
                                                      34,630,000.00 27,977,369.52   80.79%
Loan 2311  Lots #61, 63, 69, 71,
            91 & 74 Castlegate      99 Investors, LLC  1,800,000.00  1,267,753.26   70.43%
Loan 2330  Scotia Pines Subdivision 99 Investors, LLC  7,500,000.00  7,621,672.08  101.62%
                                                      ------------- -------------
                                                       9,300,000.00  8,889,425.34   95.59%

   The loans assumed by Eprime, Inc. are secured by the remaining properties in a series of projects where Windy Hill Associates, a California corporation, was the original borrower. In November 1999 the sole shareholder of Windy Hill Associates started proceedings to dissolve the corporation. Before the dissolution, Susan Fox was the president of Windy Hill Associates, and was managing its operations to ensure that the loans were kept current. Upon notice of dissolution of the corporation, Ms. Fox was replaced as president by the sole shareholder, and the loans went into default. A foreclosure sale was scheduled for March 22, 2000.

   On March 22, 2000, Eprime, Inc., purchased what is currently designated as our loan no. 2447, for the then existing loan balance of $12,544,045. A blanket, second deed of trust lien against several parcels secured the loan. Eprime, Inc. foreclosed on the second deed of trust and took title to all of those parcels, subject to existing senior liens. Those parcels are encumbered by separate, senior deeds of trust (our loan nos. 2328, 2354, 2355, 2356 and 2376). The note purchase and assumption agreement for all of these loans includes guarantees of repayment and the pledge of additional security from Primecore Funding Group, Inc., 99 Investors, LLC and the Susan M. Fox 1996 Revocable Trust dated April 26, 1996. All loans are current, and construction is on schedule.

   The loans assumed by 99 Investors, LLC are secured by senior deeds of trust on properties originally to be developed by Windy Hill Associates. Loan nos. 2311 and 2330 were assumed in September 1999. The loans are current. Construction on loan no. 2330 is on schedule, but there is no construction currently scheduled for loan no. 2311.

   The following is a summary of loans made to our affiliates as of March 31, 2000, categorized in the same manner as the preceding summary.

Loan       Project Name              Affiliate          Commitment      Funded     % Funded
----       ------------              ---------          ----------      ------     --------
Loan 2329  Lot #13, Orchard Hills    99 Investors, LLC  3,050,000.00    -50,206.72  -1.65%
Loan 2404  7 Lots, Los Altos Nursery 99 Investors, LLC 12,800,000.00  6,109,380.34  47.73%
Loan 2427  Lot #13, Quarry Estates   99 Investors, LLC  5,000,000.00  1,618,451.57  32.37%
Loan 2428  Quarry Estates Lot 15     99 Investors, LLC  5,000,000.00  1,568,498.13  31.37%
Loan 2429  Quarry Estates Lot 16     99 Investors, LLC  5,000,000.00  1,618,508.59  32.37%
                                                       ------------- -------------
                                                       30,850,000.00 10,864,631.91  35.22%
Loan 2297  99 El Camino Real         99 El Camino
                                      Real Partners     1,000,000.00    593,864.00  59.39%
Loan 2381  1425 Mills Court          Employee             250,000.00     33,947.40  13.58%

   Loan nos. 2427-29 were made to 99 Investors, LLC in March 2000. Repayment is secured by senior deeds of trust. The developments are single family residences in Los Altos Hills. Construction is scheduled for completion in July 2001. The loans are current and construction is on schedule.

   Loan no. 2329 was made to 99 Investors, LLC in September 1999. Repayment is secured by a senior deed of trust. The development is a single family residence in Atherton, California. Construction is scheduled for completion in June 2000. The loan is current and construction is on schedule.

   Loan no. 2404 was made to 99 Investors, LLC in September 1999. Repayment is secured by a single junior deed of trust on 7 lots in Los Altos, California. The loan is for development of 7 single family residences. Construction is scheduled for completion in July 2001. The loan is current and construction is on schedule.

   Loan no. 2381 is a loan to an employee of Primecore Funding Group, Inc. The loan is current and construction is on schedule.

   See Schedule IV on pages F-14 and F-15 of our financial statements for further detail on investments in real estate under development by affiliates. Also see the discussion under the headings "We have a potential conflict of interest with our affiliates" and "We have a potential conflict of interest with our investors."

Receivable from Affiliates

   The $1,743,081 receivable from affiliate at December 31, 1999, on our financial statements, represents the balance due from our manager as a result of a decision by our manager to pay from its own funds a shortage in the proceeds from the sale of a property below the carrying amount of the investment by us. The property had been acquired by Windy Hill Associates through foreclosure prior to the purchase of the investment by us. The receivable does not bear interest and will be repaid at the rate of $300,000 per month until the entire balance has been collected. The balance due as of June 7, 2000 is $243,081.

Payable to Affiliate

   There is a $1,404,690 payable to an affiliate at December 31, 1999, on our financial statements, representing short-term advances by our manager to us. Our manager typically advances these funds to us to facilitate cash management and charges us an interest rate of 11 percent per annum on the outstanding balance. The balance payable as of June 7, 2000 is $1,183,409.

Using Leverage to Finance Construction Mortgage Loans

   We may finance the funding of our mortgage loans through credit facilities such as bank warehouse credit lines.

   We may also employ a debt financing strategy to increase our investment in mortgage loans. Our financing strategy is designed to maintain a cushion of equity sufficient to provide required liquidity to respond to the effects under our borrowing arrangements of interest rate movements and changes in market value of our mortgage loans. The current policy of our Board of Directors, however, limits the use of our mortgage loan portfolio as collateral to a maximum of 40% of the outstanding value of our funded loans at any time. We intend to limit our overall debt to 60% of our assets.

   Our goal is to strike a balance between the under-utilization of leverage, which reduces potential returns to shareholders, and the over-utilization of leverage, which could reduce our ability to meet our obligations during adverse market conditions.

Risk Factors

   An investment in our stock involves a high degree of risk. The following is a discussion of risk factors that we believe are material at this time.

There are Risks Specific to Construction Mortgage Lending and to Managing a Construction Loan Portfolio.

 We face loss exposure due to the credit risks of construction mortgage lending.

   Real estate security. As a REIT, we are subject to the usual risks of real estate lending. Many of the risks of holding mortgage loans reflect the risks of investing directly in the real estate securing the mortgage loans. This may be especially true in the case of a relatively small or less diverse pool of mortgage loans. If there is a default on the mortgage loan, the ultimate extent of our loss, if any, may only be determined after a foreclosure of the mortgage encumbering the property and, if we take title to the property, upon liquidation of the property. Factors such as the title to the property or its physical condition, including environmental considerations, may make a third party unwilling to purchase the property at a foreclosure sale or for a price sufficient to satisfy the obligations with respect to the related mortgage loan. Foreclosure laws may protract the foreclosure process. In addition, a project may be only partially completed or the condition of a property may deteriorate during the pendency of foreclosure proceedings. Some borrowers may become subject to bankruptcy proceedings, in which case the amount and timing of amounts due may be materially adversely affected. Even if the real property provides adequate security for the mortgage loan, substantial delays could be encountered in connection with the liquidation of a defaulted mortgage loan and a corresponding delay in the receipt and reinvestment of principal and interest payments could occur.

   Loans on properties under construction or not yet constructed. A mortgage loan made to an owner or developer to finance a property that is under construction or not yet constructed will generally involve greater risks than a property that has been constructed. There can be no assurance that the improvements to be constructed can be accomplished with available funds or in a timely manner. Although a project is usually refinanced upon completion, sale of the completed project sometimes provides the funds for repayment of a construction mortgage loan. Since market value cannot be accurately determined until a property is sold in the marketplace, the market valuation of a proposed construction project can be especially speculative.

   Risk of our affiliate's failure to complete a project or sell a property. To avoid potentially adverse tax consequences, and the burden and expense of developing real property, we have a policy not to take title to real property through foreclosure or otherwise. Upon default of a loan in our portfolio, we rely on our affiliates to assume the loan before we complete a foreclosure sale. We face risks of loss if our affiliate is unable to complete a development project, refinance our loan or sell a completed property because, in the absence of review by disinterested parties to evaluate whether we should foreclose on a defaulted project owned or managed by our affiliate, our management would be faced with a decision to take action that would be adverse to their personal interests. We could incur liabilities and costs that would have an adverse affect on our operations from lawsuits by our shareholders and regulatory actions, if our management fails to exercise prudent business judgment in those circumstances.

   We intend to deal with this potential conflict between the interests of our principals and our shareholders by expanding the current Board of Directors to include two independent directors whose responsibilities will include oversight of our investments in real estate under development by our affiliates.

   Real estate market conditions. Our business may be adversely affected by periods of economic slowdown or recession, which may be accompanied by declining real estate values. Any material decline in real estate values reduces the ability of borrowers to use real estate equity to support borrowings and increases the loan-to-value ratios of mortgage loans previously made, thereby weakening collateral coverage and increasing the possibility of a loss in the event of default. In addition, delinquencies, foreclosures and losses generally increase during economic slowdowns and recessions.

   Balloon loans. Most of the loans in our portfolio will require the borrower to make a "balloon payment" on the principal amount upon maturity of the loan. To the extent that a borrower has an obligation to pay a mortgage loan in a large lump sum payment, their ability to satisfy this obligation may be dependent upon their ability to obtain suitable refinancing or otherwise raise a substantial cash amount. An increase in interest rates over the mortgage rate applicable at the time the loan was originated may have an adverse effect on the borrower's ability to obtain refinancing or to pay the required monthly payments. As a result, these loans may involve a higher risk of default than fully amortizing loans.

   Risk of lack of geographic, industry or borrower diversification. Properties securing repayment of the mortgage loans are located primarily in the San Francisco Bay Area. Since the properties secured by the mortgage loans are located in the same geographical region, these mortgage loans may be subject to a greater risk of delinquency or default. Similar adverse economic, political or business developments and natural hazard risks may affect this region. Also, since borrowers will not be required to purchase earthquake insurance, and properties are in the San Francisco Bay Area, known for its earthquake activity, mortgage loans will be subject to greater risk of loss than properties located in more stable geologic areas. If the region's real estate market should experience an overall decline in property values, the rates of delinquency, foreclosure, bankruptcy and loss on the mortgage loans may be expected to increase substantially, as compared to rates in a stable or improving real estate market.

   Environmental liabilities. Some properties securing mortgage loans may be contaminated by hazardous substances. As a result, the value of the real property may be diminished. If we are forced to foreclose on a defaulted mortgage loan on a contaminated property, we may be subject to environmental liabilities even if we were not responsible for the contamination. While we intend to exercise due diligence to discover potential environmental liabilities before the acquisition of any property through foreclosure, hazardous substances or wastes, contaminants or pollutants may be discovered on properties during our ownership or after a sale of the property to a third party. If hazardous substances are discovered on a property, we may be required to remove those substances or sources and clean up the property. We may also be liable to tenants and other users of neighboring properties. In addition, we may find it difficult or impossible to sell the property before or following any clean up.

   Risk of inability to fund loan commitments. We use our capital to invest in mortgage loans with outstanding balances generally less than the outstanding commitment amounts. This is because disbursements under the commitments occur over time in conjunction with the construction progress of any particular construction mortgage loan. If the aggregate loan disbursement requirements are more than our capital base at any point in time and we are unable to increase our capital or borrow sufficient funds, sell our existing assets, or otherwise generate cash to meet those funding requirements, we will not be able to make disbursements on funding commitments. As of March 31, 2000, we had no cash and debt obligations maturing in 2000 of approximately $24,923,000.

   Although we cannot predict with certainty the total amount of our future capital requirements, we anticipate that our capital requirements will exceed our current cash resources. As of March 31, 2000, we had $220,377,000 of unfunded loan commitments compared with $170,269,000 of unfunded loan commitments at December 31, 1999. In order to meet future capital requirements, we anticipate raising additional capital through the sale of equity and debt securities, or assets.

   If we are unable to raise additional capital through the sale of equity and debt securities or the sale of assets to meet our funding commitments, we may default under our existing loan commitments. Borrowers may then be unable to complete their projects if they cannot obtain financing from other sources, and we may incur damages for breach of contract, and losses due to delays in recovering repayment of funds advanced on the defaulted projects. Also, if we cannot meet our contractual obligations, our reputation will suffer, and we may be unable to attract new borrowers, resulting in the loss of future business. This might have a materially adverse effect upon our financial condition, cash flows and results of operations.

 We face risks from competitors.

   We will face intense competition, primarily from commercial banks, savings and loans, other independent mortgage lenders, and other mortgage REITs. If we expand into particular geographic markets, we will face competition from lenders with established positions in these locations. Competition can take place on various levels, including convenience in obtaining a mortgage loan, service, marketing, origination channels and pricing. Although we do not know of any particular competitor that dominates our market, many of our competitors in the financial services business are substantially larger and have more capital and other resources. There can be no assurance that we will be able to compete successfully in this market environment. Any failure in this regard could have a material adverse effect on our results of operations and financial condition.

 We face risks from general economic and financial conditions.

   The performance of our mortgage loan portfolio will depend on, among other things, the level of net interest income generated by our mortgage loans, the market value of our mortgage loans and the supply of and demand for construction mortgage loans. Prepayment rates, interest rates, borrowing costs and credit losses depend upon the nature and terms of the mortgage loans, the geographic location of the properties securing the mortgage loans, conditions in financial markets, the fiscal and monetary policies of the United States government and the Board of Governors of the Federal Reserve System, international economic and financial conditions, competition and other factors, none of which can be predicted.

 We face adverse effects of using leverage to finance mortgage loan purchases.

   General. We may employ a financing strategy to increase the size of our mortgage loan portfolio by borrowing a portion of the market value of our mortgage loans. If the returns on the mortgage loans purchased with borrowed funds fail to cover the cost of the borrowings, we will experience net interest losses and may experience net losses. In addition, we may not be able to achieve the degree of leverage we believe to be optimal, which may cause us to be less profitable than we might be otherwise.

   Availability of funding sources. We may finance some of the mortgage loans that we hold through interim financing facilities such as bank warehouse credit lines. We will be dependent upon a few lenders to provide the primary credit facilities for our mortgage loans. Any failure to renew or obtain adequate funding under these financings, or any substantial reduction in the size of or pricing in the market for our mortgage loans, could have a material adverse effect on our operations. We have not made any agreements under which a lender would be required to enter into new borrowing agreements during a specified period of time; however, we may make such agreements if deemed favorable. We will face competition for financing sources, and the effect of the existence of additional mortgage REITs may be to deny us access to sufficient funds to carry out our business plan or to increase the cost of funds to us.

   Availability and cost of borrowings. A majority of our borrowings will be collateralized borrowings, the availability of which are based on the market value of the mortgage loans pledged to secure the specific borrowings, availability of financing in the market, circumstances then applicable in the lending market and other factors. The cost of those borrowings vary depending upon the lender, the nature and liquidity of the underlying collateral, the movement of interest rates, the availability of financing in the market and other factors.

   Changes in interest rates. Profitability may be directly affected by the levels of and fluctuations in interest rates, which affect our ability to earn a spread between interest received on our loans and the costs of borrowings. Our profitability is likely to be adversely affected during any period of unexpected or rapid changes in interest rates. For example, a substantial or sustained increase in interest rates could adversely affect our ability to acquire mortgage loans and would reduce the interest rate differential between newly originated loans and our cost of borrowing. A significant decline in interest rates could decrease the size of our loan portfolio by increasing the level of loan prepayments. While we monitor the interest rate environment, and generally should earn a positive spread between interest paid on borrowed funds and interest earned on mortgage loans, there can be no assurance that our profitability would not be adversely affected during any period of changes in interest rates.

   Risk of failure to refinance outstanding borrowings. Our ability to achieve our investment objectives depends not only on our ability to borrow money in sufficient amounts and on favorable terms but also on our ability to renew or replace on a continuous basis our maturing short-term borrowings. In the event we are unable to renew or replace maturing borrowings, we could be required to sell mortgage loans under adverse market conditions and could incur losses as a result. A sharp rise in interest rates or increasing market concern about the value or liquidity of a type or types of mortgage loans in which our portfolio is concentrated will reduce the market value of the mortgage loans, which would likely cause lenders to require additional collateral. A number of those factors in combination may cause difficulties for us, including a possible liquidation of a major portion of our mortgage loans portfolio at disadvantageous prices with consequent losses, which could have a material adverse effect on our solvency.

   Legislation and regulation. Our business and that of the Manger is subject to extensive regulation, supervision and licensing by federal, state and local governmental authorities and to various laws and judicial and administrative decisions imposing requirements and restrictions on part or all of our operations. Failure to comply with regulatory requirements can lead to loss of approved status, class action lawsuits and administrative enforcement actions. There can be no assurance that we or our manager will maintain compliance with these requirements in the future without additional expenses, or that more restrictive local, state or federal laws, rules and regulations will not be adopted or that existing laws and regulations will not be interpreted in a more restrictive manner, which would make compliance more difficult for us and our manager.

   The laws and regulations described above are subject to legislative, administrative and judicial interpretation, and some of these laws and regulations have been infrequently interpreted or only recently enacted. Infrequent interpretations of these laws and regulations or an insignificant number of interpretations of recently enacted regulations can result in ambiguity with respect to permitted conduct under these laws and regulations. Any ambiguity under the regulations to which our manager or we are subject may lead to regulatory investigations or enforcement actions and private causes of action, such as class action lawsuits. Our manager or we may also be subject to regulatory enforcement actions and private causes of action from time to time with respect to compliance with applicable laws and regulations.

There are Risks Specific to Investment in Our Securities.

 Our outstanding preferred stock is subject to restrictions on transferability.

   Investments in our Class A Convertible Preferred stock should be considered long-term investments. Shares of our Class A Convertible Preferred stock should be considered for investment purposes only and not with a view toward transfer, resale, exchange or distribution. Also, the transferability of our shares may be affected by restrictions on resales imposed by the laws of some states. Accordingly, although we have a stock redemption plan, shareholders may not be able to liquidate their investments in the event of an emergency or otherwise. Additionally, the shares may not be readily accepted as collateral for a loan.

 There is no public trading market for our securities.

   There can be no assurance as to the development or liquidity of a market for our securities. In addition, a holder of the Class A Convertible Preferred stock which we are registering will be entitled to some rights with respect to registration under the 1933 Securities Act. Pursuant to those rights, we intend to apply for listing of the shares of common stock into which the outstanding Class A Convertible Preferred stock will convert either on a securities exchange or for quotation through the Nasdaq National Market approximately six months following the closing of an initial public offering of the common stock; however, there can be no assurance that any initial public offering will be completed or that our common stock will be accepted for listing or quotation. If the common stock is not accepted to be listed or quoted, the transferability of the Class A Convertible Preferred stock we are registering may continue to be limited.

 There is a risk of loss due to possible stock price volatility.

   In the event a public market for our securities does develop, the market price of the securities may increase or decrease for reasons unrelated to our operating performance. In particular, general market price movements, interest rate changes and credit quality trends may affect the price of securities related to the specialty finance and real estate industries market segments.

   If a public market for our securities does develop, it is likely that the market price will be influenced by any variation between the net yield on our mortgage loan portfolio and prevailing market interest rates and by the market's perception of our ability to achieve earnings growth. Our earnings will be derived primarily from any positive spread between the yield on our mortgage loan portfolio and the cost of our borrowings. During the period immediately following our receipt of new proceeds from a private placement or other source, before we have fully implemented our financing strategy to employ those proceeds, our earnings and levels of dividend distributions may be lower than if the financing strategy were fully implemented, which may affect the market value of the securities. In addition, the positive spread between the yield on our mortgage loan portfolio and the cost of borrowings will not necessarily be larger in high interest rate environments than in low interest rate environments regardless of our business strategy to achieve those results. Accordingly, in periods of high interest rates, our net income and, therefore, the dividend yield on the preferred stock may be less attractive compared with alternative investments, which could negatively impact the price of the securities.

   If the anticipated or actual net yield on our mortgage loan portfolio declines or if prevailing market interest rates rise, decreasing the positive spread between the net yield on our mortgage loan portfolio and the cost of our borrowings, the market price of our securities may be materially adversely affected.

   In addition, if the market price of other REIT stocks decline for any reason, or there is a broad-based decline in real estate values or in the value of our portfolio of mortgage loans, the market price of the securities may be adversely affected. During any period when the market price of our securities has been adversely affected due to any of these or any other reasons, the liquidity of our securities may be negatively impacted and shareholders who may desire or be required to sell their securities may experience losses.

 Risk of future offerings.

   We expect to increase our capital resources by making additional offerings of equity and debt securities, including classes of preferred stock, common stock, commercial paper, medium-term notes, mortgage-backed obligations and senior or subordinated debt. All debt securities and some classes of preferred stock will be senior to the Class A Convertible Preferred stock we are registering under this registration statement in the event of our liquidation. Additional equity offerings may dilute the equity of our shareholders or reduce the price of shares of our outstanding securities, or both. We are unable to estimate the amount, timing or nature of additional offerings, as they will depend upon market conditions and other factors. There can be no assurance that we will be able to raise the capital we will require through offerings on favorable terms or at all.

 Restrictions on ownership of capital stock.

   Subject to the limitations set forth in the articles supplementary creating our preferred stock, our charter authorizes our Board of Directors to reclassify any of the unissued shares of authorized capital stock into a class or classes of preferred stock. The issuance of additional preferred stock could have the effect of making an attempt to gain control of us more difficult by means of a merger, tender offer, proxy contest or otherwise. The additional preferred stock, if issued, could have a preference on dividend payments over our common stock, which could affect our ability to make dividend distributions to the holders of our common stock.

   To comply with the requirements for qualification as a REIT at all times, our charter prohibits any person, absent a waiver from the Board of Directors, from acquiring or holding, directly or indirectly, shares of capital stock including warrants and options, if any, in excess of 9.8% of the value or aggregate number of the outstanding shares of capital stock or common stock.

   These provisions may inhibit market activity and the resulting opportunity for the holders of our capital stock to receive a premium for their securities that might otherwise exist in the absence of those provisions. Those provisions also may make us an unsuitable investment vehicle for any person seeking to obtain ownership of more than 9.8% of the outstanding shares of capital stock.

   In addition, provisions of Maryland law relating to "business combinations" and a "control share acquisition" and of our charter and bylaws, particularly the staggered terms for directors, may also have the effect of delaying, deterring or preventing a takeover attempt or other change in control which would be beneficial to shareholders and might otherwise result in a premium over then prevailing market prices.

   Every owner of more than 1% (or such lower percentage as required by the Code or related regulations) of all classes or series of our stock, within 30 days after the end of each taxable year, is required to respond in writing to our annual request for stock ownership information, or to include such information on their tax return, including by stating the name and address of such owner, the number of shares of each class and series of our stock beneficially owned and a description of the manner in which such shares are held. Each such owner shall provide to us such additional information as we may request to determine the effect, if any, of such beneficial ownership on our status as a REIT and to ensure compliance with the ownership limitations.

 Recourse for payment of our debt securities is limited.

   The debt securities we have issued are evidenced by short-term promissory notes. The notes represent general corporate obligations solely of Primecore Mortgage Trust, Inc. and are not insured or guaranteed by any governmental agency or instrumentality or any other person or entity. Our mortgage loan portfolio is pledged as collateral for a $3 million line of credit with a commercial bank. In the event of our default under that line of credit or other secured borrowings we may obtain in the future, or our insolvency, secured financial institutions would generally have priority over general creditors in the liquidation of our mortgage loan portfolio up to the amount we owe on the secured loans.

 Investment by tax-exempt entities must comply with the "prudent man" rule.

   A fiduciary of a pension, profit-sharing, stock bonus plan or individual retirement account, including a plan for self-employed individuals and their employees or any other employee benefit plan subject to the prohibited transaction provisions of the Internal Revenue Code or the fiduciary responsibility provisions or "prudent man" rule of the Employee Retirement Income Security Act of 1974, known as "ERISA", should consider:

     (a) whether the ownership of our securities is in accordance with the documents and instruments governing the employee benefit plan,

     (b) whether the ownership of our securities is consistent with the fiduciary's responsibilities and satisfies the applicable requirements of ERISA, in particular, the diversification, prudence and liquidity requirements of section 404 of ERISA,

     (c) the prohibitions under ERISA on improper delegation of control over, or responsibility for "plan assets" and ERISA's imposition of co-fiduciary liability on a fiduciary who participates in, or permits, by action or inaction, the occurrence of, or fails to remedy, a known breach of duty by another fiduciary with respect to plan assets, and

     (d) the need to value the assets of the employee benefit plan annually.

   A plan fiduciary should understand the illiquid nature of an investment in our securities and that no secondary market will exist for them, and should review both anticipated and unanticipated liquidity needs for the plan and conclude that an investment in our securities is consistent with the plan's foreseeable future liquidity needs.

 There is a risk of deficiency upon liquidation of our mortgages .

   The market value of our mortgage assets may fluctuate significantly. If we need to sell assets to repay our notes, our mortgage assets may prove to be illiquid. Even if sold at a discount, the proceeds of sale might be less than the outstanding principal amount of, and interest payable on, our notes.

There are Risks Specific to Our Company's Overall Enterprise.

 We have a limited operating history.

   Although the principals of Primecore Funding Group, Inc., our manager, have experience in construction mortgage lending, Primecore Mortgage Trust, Inc. was organized in March 1999, and has been operating since May 1, 1999. There can be no assurance that the past experience of our manager will be indicative of our future results.

 We and our manager are subject to regulatory proceedings.

   In 1999 and 2000, the California Department of Real Estate initiated disciplinary proceedings against Primecore Funding Group, Inc. and our Chairman Michael Heren, as discussed in Item 8, Legal Proceedings. The action initiated in 2000 is ongoing.

   The California Department of Corporations is conducting an investigation of our manager's business and our formation. While we believe we have fully cooperated with regulatory inquiries, the Department of Corporations has not communicated the specific nature nor results of its inquiry to us at this time.

 If we fail to maintain REIT status, we would be taxed as a regular corporation.

   We intend to continue to operate as a REIT for federal income tax purposes. We elected to be subject to tax as a REIT when we filed our first federal income tax return for 1999. To maintain our classification as a REIT, we must satisfy tests concerning the sources of our income, the nature and type of our assets, the amount of our distributions to shareholders, and concentration of the ownership of our stock. If we fail to qualify as a REIT in any taxable year and the relief provisions of the Code do not apply, we would be subject to federal income tax as a regular, domestic corporation, and our shareholders would be subject to tax as shareholders of such a corporation. Distributions to shareholders in any year in which we fail to qualify as a REIT would not be deductible in computing our taxable income. As a result, we could be subject to income tax liability and the cash available for repayment of our short term notes or distribution to our shareholders would be significantly reduced or eliminated. Further, we could also be disqualified from re-electing REIT status for the four taxable years following the year during which we became disqualified.

   REIT qualification requirements with respect to (1) our source of income, the nature of our assets and distribution of dividends may limit operational and financial opportunities otherwise available to us and (2) shareholder diversification may limit our access to certain otherwise interested investors.

   There is no assurance that future legislation, regulations, administrative interpretations or court decisions will not significantly change the tax laws with respect to our qualification as a REIT or with respect to the federal income tax consequences of that qualification. Any such changes may reduce or eliminate our competitive advantage over non-REIT competitors.

 If we should fail to qualify for an Investment Company Act exemption, our ability to use leverage and to conduct our business would be materially adversely affected.

   We conduct our business so as not to become regulated as an investment company under the Investment Company Act. The Investment Company Act exempts entities that are "primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate." If we should fail to qualify for an exemption from registration as an investment company, our ability to use leverage would be substantially reduced and we would be unable to conduct our business.

 Future revisions in policies and strategies at the discretion of board of directors may adversely affect our operations or your investment.

   Management has established our operating policies and strategies, such as the limitation on the amount of debt we may incur, as set forth in this registration statement. These policies and strategies may be modified or waived by the Board of Directors, without shareholder approval. The ultimate effect of these changes may adversely affect our operations.

 We have a potential conflict of interest with our affiliates.

   REITs are a passive form of real estate investment, which means generally that investors do not participate in day to day management decisions made by our directors and executive officers. Some of our directors and executive officers are also executive officers, employees and stockholders of our manager. Under a management agreement, our manager earns a management fee based upon the dollar amount of our construction mortgage loan portfolio. In evaluating construction mortgage loans, an undue emphasis on maximizing income at the expense of other criteria, such as preservation of capital, to increase compensation for our manager, could result in increased exposure to losses on our mortgage loan portfolio.

   Our portfolio includes a $1,000,000 line of credit extended to 99 El Camino Partners, a California partnership, an affiliate. The line of credit replaces the balance of a $3,000,000 construction loan made to that partnership to finance the renovation of the offices we occupy at 99 El Camino Real, Menlo Park, California, and is secured by a junior deed of trust. Although the same underwriting policies were applied to the loan as for any other loan in our portfolio, this loan is a commercial loan, secured by commercial property, and as principals of Primecore Funding Group, Inc., Mr. Heren and Ms. Fox made the final credit decision to make this loan.

   As discussed in the section "Affiliates and significant borrowers," our affiliates have assumed defaulted loans and we have made loans to affiliates, and from time to time other loans to principals or employees of our manager may be made. Although subject to the same underwriting policies as any other loan, these loans will not be subject to final credit decisions by unrelated decision-makers.

   As previously discussed,we plan to expand our Board of Directors by adding two independent directors whose principal responsibility will be to review transactions with our manager and our other affiliates. The independent directors will also serve on an audit committee whose responsibilities will include reviewing our internal accounting controls, the quality of our financial reporting and our relationship with independent public accountants.

 We have a potential conflict of interest with our investors.

   As previously discussed, primarily because of our policy not to take title to real property through foreclosure or otherwise, we rely on our affiliates to assume defaulted loans. Typically, our directors and executive officers are principals of our affiliates, and in many cases personally guarantee the assumed obligations. In exchange for our affiliates' assumption of defaulted loans, our affiliates bear the risk of loss on the assumed loans but they also will receive the benefit of any profits to be realized from the successful development and ultimate sale of the completed properties. In the absence of review by disinterested parties to evaluate whether we receive adequate consideration in exchange for an assumption, our affiliates and our principals are in a position to take advantage of opportunities for themselves to develop and sell those properties that otherwise belong, ultimately, to our shareholders.

   Also as previously discussed, to address this potential conflict between the interests of our shareholders and our principals, our management intends to expand the current Board of Directors to include two independent directors whose responsibilities will include oversight of corporate opportunities and our relationship with our affiliates.

Item 2. Financial Information.

Special Note Regarding Forward-Looking Statements

   This registration statement contains forward-looking financial statements. These statements relate to future events or our future financial performance. In some cases, one can identify forward-looking statements by terminology. For example, "may", "will", "should", "expect", "plan", "anticipate", "believe", "estimate", "predict", "potential" or "continue", or the negative of these terms or other comparable terminology, indicate forward-looking statements. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, an investor should specifically consider various factors, including the risks outlined in the Risk Factors section. These factors may cause our actual results to differ materially from any forward-looking statement.

   Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We will not update any of the forward-looking statements after the date of this registration statement to conform them to actual results or to changes in our expectations that occur after the date of this registration statement, other than as required by law.

Capitalization

   Our capitalization, as of March 31, 2000, was as follows:

      Borrowings:
        Series A short term notes................................. $ 21,952,945
        Secured line of credit....................................    2,970,000
                                                                   ------------
          Total borrowings........................................   24,922,945
                                                                   ------------
      Class A Convertible preferred stock--
        Outstanding--18,829,912 shares............................  188,299,120
                                                                   ------------
      Shareholders' equity--Common stock--
        Outstanding--100 shares(1)................................            1
                                                                   ------------
      Total borrowings and shareholders' equity .................. $213,222,066
                                                                   ============

--------
(1) Our founders have purchased a total of 100 shares of common stock at $.01 per share.

Taxable Income

   In order to maintain our status as a REIT, we must first determine our pre-tax, or taxable, income as calculated according to IRS guidelines. As a REIT, we deduct our dividend distributions from taxable income and are required to pay Federal taxes on any remaining undistributed taxable income. Since we intend to distribute 100% of our taxable income as dividends (and as a REIT we are required to distribute at least 95%), we are not generally subject to Federal income tax.

   Our taxable income differs from net income determined by GAAP primarily because interest income is accrued on our outstanding loan balances for tax purposes, but for GAAP, no income is recognized until cash proceeds from full repayment of the loans are received (see notes to financial statements).

   The differences between financial reporting income and taxable income exist because, according to GAAP, we recognize income from our construction loans only when the real estate under development is sold or refinanced by another lender. The income we recognize for income tax purposes is based upon the accrual rate of a particular loan but is deferred until the loan is paid off.

Selected Financial Data

   The selected financial data set forth below for the period from inception (March 18, 1999) through December 31, 1999 has been derived from the Company's audited financial statements. This information should be read in conjunction with "Item 1. Business" and "Item 2. Financial Information--Management's Discussion and Analysis of Financial Condition and Results of Operations", as well as the audited financial statements and related notes included in "Item
15. Financial Statements and Exhibits".

                                                                       Period from inception
                                                    Three Months Ended  (March 18, 1999) to
                                                      March 31, 2000     December 31, 1999
                                                    ------------------ ---------------------
                                                       (unaudited)
                                                    (In thousands, except per share amounts)
   Total assets....................................      $196,606            $186,224
   Total short-term debt...........................        24,923               9,039
   Convertible preferred stock.....................       188,299             189,851
   Total shareholders' deficit.....................       (20,732)            (16,085)

   Operating Results under Generally Accepted
    Accounting Principles:
     Revenues......................................         3,811               2,583
     Net income (loss).............................           719              (2,987)

   Preferred stock dividends.......................         5,366              13,098

   Loss allocable to each common share:
     Basic and Diluted.............................       (46,475)           (160,845)

   Cash flows from (used by):
     Operating activities..........................         1,479              (1,434)
     Investing activities..........................       (10,542)            (26,887)
     Financing activities..........................         8,387              28,997

   Tax Basis Operating Results:
     Tax basis income..............................           N/A              11,127
   Preferred stock dividends per share.............      $   0.28            $   0.75

        Management's Discussion and Analysis of Financial Condition

                         and Results of Operations

General

   Our material financial transactions have been purchasing and holding a portfolio of construction mortgage loans.

   Statements contained in this Item 2, "Management's Discussion and Analysis of Financial Condition and Results of Operations," and elsewhere in this Form 10, which are not historical facts, may be forward-looking statements. Such statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. Investors are cautioned not to attribute undue certainty to these forward-looking statements, which speak only as of the date of this registration statement. We undertake no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this registration statement or to reflect the occurrence of unanticipated events, other than as required by law.

Overview

   Subject to the direction and oversight of our Board of Directors, our day-to-day operations are managed by our manager. We have no employees.

   We began operations on May 1, 1999, concurrent with the first interim closing of a private offering of 14,575,664 shares of our Class A Convertible Preferred stock at $10 per share primarily in exchange for beneficial interests in trust deeds on real property securing loans and accrued interest totaling $145,756,640. Purchasers of our shares were primarily investors in trust deeds managed by Primecore Funding Group, Inc. who invested in those trust deeds before our formation and exchanged their interests for our stock on a dollar for dollar basis. A third and final closing was completed as of August 31, 1999. A total of 18,048,772 shares were sold.

   We completed a second private placement on October 29, 1999, resulting in the issuance of 1,147,743 shares of Class A Convertible Preferred stock. All real property securing the trust deeds received in these transactions was either under development or held for development. We undertook these placements to provide for our initial capitalization and to convert the trust deed interests of Primecore Funding Group, Inc. clients into shares of our Class A Convertible Preferred stock. Future equity placements will be for cash, which will be used to fund additional loans. To date, our investment activity has been focused solely on funding real estate under development.

   We will elect to be taxed as a REIT under the Internal Revenue Code of 1986, as amended (the "Code"), and as such, are required to distribute at least 95 percent of our taxable income annually, subject to adjustments. Our manager expects that the cash for such distributions will be generated from our day-to-day operations, although we may also borrow funds to make distributions.

   We may experience high volatility in financial reporting net income and tax basis income from quarter to quarter and year to year, primarily as a result of fluctuations in interest rates, timing of completion of our investments in real estate under development and general economic conditions in the greater San Francisco Bay Area. Our operating results will depend, in part, upon our ability to manage our interest rate and credit risks while maintaining our status as a REIT. Additionally, our accounting for our real estate loan arrangements as real estate investments may contribute to volatility in our future financial statement net income.

Results of Operations

   The following discussion of results of operations should be read in conjunction with the audited financial statements and related notes included in "Item 13. Financial Statements and Supplementary Data." Because we commenced operations on May 1, 1999, comparisons between the quarters ended March 31, 2000 and March 31, 1999 are not available.

   Under generally accepted accounting principles, net loss allocable to common shareholders for the quarter ended March 31, 2000 was $4,648,000, or a loss of $46,000 per weighted average common share; and $16,085,000, a loss of $161,000 per weighted average common share for the period from March 18, 1999 through December 31, 1999.

   The loans we make qualify as real estate investments for financial reporting purposes. As of March 31, 2000, investments in real estate under development was approximately $147,387,000 and as of December 31, 1999, investments in real estate under development was approximately $131,987,000, representing funds advanced to borrowers. Funding commitments on these loans totaled $340,093,000 at March 31, 2000 and $287,953,000 at December 31, 1999. For a discussion of these loan arrangements, see the notes to the financial statements. We earned substantially all of our revenue for the quarter ended March 31, 2000, totaling $3,811,000, and totaling $2,583,000 for the period from March 18, 1999 through December 31, 1999, from completed real estate developments, comprised principally of interest income earned at accrual rates ranging from 11 to 13 percent over the life of the loan investments and loan origination fees of 4 percent of the borrowed amount.

   We also made loans to affiliates engaged in real estate developments where the original borrower defaulted and our affiliate assumed the borrower's obligations. As of March 31, 2000, investments in real estate under development with affiliates was approximately $48,359,000 and as of December 31, 1999, investments in real estate under development with affiliates are approximately $51,752,000, representing funds advanced to affiliates or predecessors of affiliates under the related loan agreements. Funding commitments on these loans totaled $76,030,000 at March 31, 2000 and $66,055,000 at December 31, 1999. For a discussion of these loan arrangements, see "Affiliates and significant borrowers" and the notes to our financial statements. We account for these loans in the same manner as for other loans.

   Because all of the loans we make are classified as investments in real estate under development for financial reporting purposes, our loans are stated at the lower of cost or net realizable value on our financial statements. We do not carry a reserve for loan losses. We will write-down the carrying value of an impaired loan to net realizable value if we learn of deterioration in economic or market conditions or other events that adversely affect the value of the loan before the loan is paid. If we incur a loss upon repayment of a loan, the loss will be charged to income. Any write-down or loss will have a direct, adverse effect upon our earnings. See note 2 to our financial statements.

   As previously discussed, we have a policy not to take title to real property through foreclosure or otherwise. Our affiliates bear the risk of loss on loans made to them and loans they assume, particularly where they pledge additional collateral to support the assumed loans, but they also will receive the benefit of any profits to be realized from the successful development and ultimate sale of the completed properties if the properties sell for more than the principal and interest due on our loan. If we had a policy of owning and developing property rather than investing in loans, the risks and rewards of owning and developing properties would be realized, ultimately, by our shareholders. In the absence of review by disinterested parties to evaluate whether we receive adequate consideration in exchange for an assumption, or in exchange for a loan made to our affiliate, our principals are in a position to take advantage of opportunities that belong to our shareholders.

   We also face risks of loss if our affiliate is unable to complete a development project, refinance our loan or sell a completed property because, in the absence of review by disinterested parties to evaluate whether we should foreclose on a defaulted project owned or managed by our affiliate, our management would be faced with a decision to take action that would be adverse to their personal interests. We could incur liabilities and costs that would have an adverse affect on our operations from lawsuits by our shareholders and regulatory actions, if our management fails to exercise prudent business judgment in those circumstances.

   As also previously discussed, we intend to deal with these potential conflicts between the interests of our principals and our shareholders by expanding the current Board of Directors to include two independent directors whose responsibilities will include oversight of our investments in properties under development by our affiliates.

   We incurred expenses of $3,092,000 during the quarter ended March 31, 2000, and $5,570,000 during the period from March 18, 1999 through December 31, 1999, as follows:

  . management fees payable to our manager pursuant to the management agreement; $2,465,000 for the quarter ended March 31, 2000, and $5,277,000 during the period from March 18, 1999 through December 31, 1999;

  . interest expense associated with our notes payable and secured line of credit: $427,000 for the quarter ended March 31, 2000, and $241,000 during the period March 18, 1999 through December 31, 1999; and

  . general administrative and other expenses: $200,000 for the quarter ended
    March 31, 2000 and $52,000 during the period March 18, 1999 through December 31, 1999.

   Our policy is to distribute at least 95 percent of our REIT taxable income to shareholders each year; to that end, dividends are paid monthly. Tax basis income differs from income reported for financial reporting purposes due primarily to differences in methods of accounting for loans. As a result of these accounting differences, net income under generally accepted accounting principles is not necessarily an indicator of distributions to be made by us. During the quarter ended March 31, 2000, we paid monthly dividends to preferred stockholders totaling $5,366,000 and $13,098,000 for the period from March 18, 1999 through December 31, 1999. For income tax purposes, less than 2 percent of the distributions paid during the period from inception (March 18, 1999) to December 31, 1999, represented a return of capital.

Liquidity and Capital Resources

   Our principal demands for liquidity are cash for operations, including funds which are required to satisfy obligations under existing loan commitments, interest expense associated with our indebtedness, debt repayments and distributions to shareholders. As of March 31, 2000, we had no cash and debt obligations maturing in 2000 of $24,923,000. In the near term, our principal source of liquidity is the funds available under our unsecured notes payable program described below.

   We had unsecured borrowings of $21,953,000 at March 31, 2000 and $6,844,000 at December 31, 1999 on our Series A Notes (the Notes) issued to accredited investors through a private placement. The Notes have varying maturities from 90 days to one year from the date of issuance. The Notes bear interest at 11 percent with interest payable monthly in arrears. Additionally, the Notes are callable at the option of the note holder with 60 day written notice provided we have sufficient funds available.

   We have a secured line of credit (the Line) with a commercial bank. The maximum amount available under the Line is $3,000,000. The Line carries interest at prime plus one percent (10 percent at March 31, 2000 and 9.50 percent at December 31, 1999), matures on July 8, 2000, and includes an annual facility fee of $5,000. Outstanding borrowings under the Line as of March 31, 2000 were $2,970,000 and $2,195,000 at December 31, 1999.

   As of March 31, 2000 we had $220,377,000 of unfunded loan commitments, and at December 31, 1999, we had unfunded loan commitments of $170,269,000. We expect that proceeds generated from completed real estate developments and additional Note issuances will be sufficient to fully repay our Line and Notes on or before their scheduled maturity dates. To fund future growth, we will need to raise additional funds for operations through public or private equity and debt offerings and by leveraging our investments, primarily through additional secured and unsecured financings, and other borrowing arrangements. We are currently in discussions with commercial banks to obtain up to a $25,000,000 line of credit to provide for short-term cash flow needs.

   Although there is no guarantee we will be able to obtain the financing necessary to fund our future growth, we also anticipate future private offerings of our capital stock after this registration becomes effective.

Year 2000 Issue

   Our entire information technology infrastructure is provided by our manager. To date, our manager has not experienced any material difficulties with respect to its internal business-critical systems used in connection with the operations of our manager or our operations, nor does it anticipate any material difficulties in the future.

Item 3. Properties.

   We do not own any real property. We occupy 6,828 square feet of office space at 99 El Camino Real, Menlo Park, California 94025 leased by our manager from 99 El Camino Partners, a California partnership, and an affiliate. This lease expires on May 31, 2009, but includes two 5 year options expiring on May 31, 2019. We believe our present facilities are adequate to meet our current business requirements and that suitable facilities for expansion will be available when necessary. We have provided the financing for this property in the form of a loan for $3,000,000, including accrued interest of approximately $800,000 at December 31, 1999. The loan was refinanced in January 2000. The balance as of March 31, 2000 was $855,855, bears interest at 11 percent per annum and is due on September 1, 2000.

Item 4. Security Ownership of Certain Beneficial Owners and Management.

Principal Shareholders

   The following table sets forth information regarding the beneficial ownership of our capital stock as of March 31, 2000 of: (1) each person known by us to own beneficially five percent or more of our outstanding capital stock; (2) each of our directors and executive officers; and (3) all of our directors and executive officers as a group. Unless otherwise indicated in the footnotes to the table, the beneficial owners named have, to our knowledge, sole voting and investment power with respect to the shares beneficially owned, subject to community property laws where applicable.

                                                            Number           Percent
         Title of Class          Beneficial Owner          of Shares         of Class
     ----------------------      -----------------         ---------         --------
     Class A                     Michael Heren (1)            38,500            *
      Convertible Preferred      Susan Fox                    22,500            *
                                 Michael Rider                 5,000            *
                                                              ------
                                 Total                        66,000            *
                                                              ======
    ---------------------------------------------------------------------------------
     Common                      Michael Heren                    40            *
                                 Susan Fox                        40            *
                                 Michael Rider                    20            *
                                                              ------
                                 Total                           100           100%
                                                              ======

--------
 *  Less than one percent of the outstanding capital stock.
(1) Includes 5,000 shares of preferred stock purchased in 1999 and held in trust for family members.

Change in Control

   Officers are elected annually and serve at the discretion of the Board of Directors. There are no family relationships between the executive officers or directors. We know of no arrangements the operation of which may result in a change of control of our company.

Item 5. Directors and Executive Officers.

Directors and Officers

   Our board of directors consists of three directors, all of whom are also officers and directors of our manager. Our directors, executive officers and senior officers and their positions are:

     Name                       Position
     ----                       --------
     Susan Fox................. President
     Michael Heren............. Vice President and Chairman of the Board
     Michael Rider............. Secretary, Treasurer and Chief Financial Officer

   The business background and experience of our directors and executive officers is as follows:

   Michael Heren, age 55, is a co-founder, director and chairman of the Board of Directors of Primecore Mortgage Trust, Inc. Mr. Heren's term of office as a director expires in 2002. From 1976 through 1995, Mr. Heren was an officer at various financial institutions in California and Oregon. From 1996 through December 31, 1999, Mr. Heren had been a principal shareholder and director of Primecore Funding Group, Inc., with primary responsibility for investor relations. As of January 1, 2000, Mr. Heren is no longer a shareholder or director of Primecore Funding Group, Inc.

   Susan Fox, age 43, is a co-founder, director and president of Primecore Mortgage Trust, Inc. and is a director, president and 100% shareholder of Primecore Funding Group, Inc. Ms. Fox's term of office as a director expires in 2001. From 1993 through 1994, Ms. Fox was manager of the loan portfolio at Jim Ward & Associates, and later at Windy Hill Associates, a real estate development company and successor to Jim Ward & Associates. From 1996, Ms. Fox has been president and, with Mr. Heren, one of two principal shareholders and directors of Primecore Funding Group, Inc., with primary management responsibility for managing that company's loan portfolio. Since January 1, 2000, she is the sole shareholder and director of Primecore Funding Group, Inc.

   Michael Rider, age 38, is a co-founder, director, secretary, treasurer and chief financial officer of Primecore Mortgage Trust, Inc. Mr. Rider's term of office as a director expires in 2003. Mr. Rider is a certified public accountant. Mr. Rider was controller, then chief financial officer for The Plymouth Group and its successor, TPG Development Corporation, a San Francisco Bay Area real estate development company from 1991 until 1998. Since July 1998, he has served as chief financial officer of Primecore Funding Group, Inc. He is also the chief financial officer for our affiliates: Eprime, Inc.; Primecore Properties, Inc.; and 99 Investors, LLC.

Terms of Directors and Officers

   Our Board of Directors consists of the number of persons as shall be fixed by the Board of Directors from time to time by resolution to be divided into three classes, designated Class I, Class II and Class III, with each class to be as nearly equal in number of directors as possible. Currently there are three directors. Mr. Rider is a Class I director, Ms. Fox is a Class II director and Mr. Heren is a Class III director. Class I, Class II and Class III directors will stand for reelection at the annual meetings of stockholders held in 2000, 2001 and 2002. At each annual meeting, the successors to the class of directors whose term expires at that time are to be elected to hold office for a term of three years, and until their successors are elected and qualified, so that the term of one class of directors expires at each annual meeting.

   For any vacancy on the Board of Directors, including a vacancy created by an increase in the number of directors, the vacancy may be filled by election of the Board of Directors or the stockholders, with the director so elected to serve until the next annual meeting of stockholders, if elected by the Board of Directors, or for the remainder of the term of the director being replaced, if elected by the stockholders; any newly-created directorships or decreases in directorships are to be assigned by the Board of Directors so as to make all classes as nearly equal in number as possible. Directors may be removed only for cause and then only by vote of a majority of the combined voting power of stockholders entitled to vote in the election for directors. Subject to the voting rights of the holders of the preferred stock, the charter may be amended by the vote of a majority of the combined voting power of stockholders, provided that amendments to the article dealing with directors may only be amended if it is advised by at least two-thirds of the Board of Directors and approved by vote of at least two-thirds of the combined voting power of stockholders. The effect of these as well as other provisions of our charter and bylaws may discourage takeover attempts and make more difficult attempts by stockholders to change management.

   Executive officers are appointed by the Board of Directors, serve at the Board's pleasure and may be removed from office at any time without cause. There are no family relationships among any of our directors or executive officers.

Compensation of Directors

   None of the directors of Primecore Mortgage Trust, Inc. has received any separate compensation for service on our Board of Directors or on any Board committee. Although all directors are entitled to receive reimbursement of reasonable out-of-pocket expenses incurred in connection with meetings of the Board of Directors, to date, no director has requested compensation for out of pocket expenses. No director will receive separate compensation or benefits from us for services rendered to us as a director.

Item 6. Executive Compensation.

   Neither the directors nor the officers of Primecore Mortgage Trust, Inc. receive compensation from Primecore Mortgage Trust, Inc. for their services. Those individuals are paid directly by our manager as part of and not in addition to the management fee. Their compensation from Primecore Funding Group, Inc. for our fiscal year ending December 31, 1999 is as follows:

                        Summary Compensation Table

                                       Annual compensation                  Long-term compensation
                                  ----------------------------- ---------------------------------------
                                                                       Awards         Payouts
                                                                --------------------- -------
                                                                           Securities
                                                                             under-
                                                                Restricted   lying            All other
                                                   Other annual   stock     options/   LTIP    compen-
                                   Salary   Bonus  compensation awards(s)     SARs    payouts  sation
Name and principal position  Year   ($)      ($)       ($)         ($)        (#)       ($)      ($)
     (a)                     (b)    (c)      (d)       (e)         (f)        (g)       (h)      (i)
---------------------------  ---- -------- ------- ------------ ---------- ---------- ------- ---------
Susan Fox
 President...............    1999 $360,000 $20,500
Michael Heren
 Vice President..........    1999 $360,000 $20,500
Michael Rider
 Secretary and Chief
  Financial Officer......    1999 $132,500 $20,500

   We do not have a stock option or deferred compensation plan.

Our Manager

   Primecore Funding Group, Inc. manages our day-to-day operations, subject to direction by our Board of Directors. Primecore Properties, Inc., a private real estate brokerage business, licensed by the California Department of Real Estate as a real estate corporation, currently performs services on our behalf requiring a

California real estate broker's license. Our president, Susan Fox, owns 100% of the stock of Primecore Properties, Inc. and is a member of its Board of Directors; her real estate salesperson license is also associated with Primecore Properties, Inc. Theresa May Couture is Primecore Properties, Inc.'s designated corporate broker-officer. See "Affiliates and significant borrowers."

Management Fees

   Pursuant to the management agreement dated March 30, 1999, our manager receives a fee payable monthly in arrears consisting of .22% per month, or 2.64% per annum, of:

     (1) The face amount of the mortgage notes in our mortgage loan portfolio; and

     (2) Any other extension fees, prepayment penalties and late payment charges made by borrowers.

   For the period from March 18, 1999 to December 31, 1999, we paid our manager management fees of $5,276,938. For the quarter ended March 31, 2000, we paid our manager management fees of $2,465,052.

Services provided by our manager

   Our manager is responsible for our day-to-day operations and performs services and activities relating to our assets and operations, including:

     (1) representing us in connection with the purchase of mortgage loans;

     (2) in accordance with the directions of our Board of Directors, investing or reinvesting any of our money;

     (3) furnishing reports and statistical and economic research to us regarding our investment activities and the performance of our portfolio of mortgage loans;

     (4) administering our day-to-day operations and performing administrative functions necessary in our management, including the collection of revenues, the payment of our expenses, debts and obligations and the maintenance of appropriate computer services to perform those administrative functions;

     (5) counseling us in connection with policy decisions to be made by our Board of Directors;

     (6) overseeing the servicing of our construction and other mortgage loans;

     (7) establishing underwriting, valuation and quality control procedures for our mortgage loans;

     (8) conducting a legal document review of each loan acquired to verify the accuracy and completeness of the information contained in the security instruments and other pertinent documents in the mortgage file;

     (9) providing us with data processing, legal and administrative services to the extent required to implement our business strategy;

     (10) providing all actions necessary for compliance by us with all federal, state and local regulatory requirements relating to our business activities, including preparing or causing to be prepared all financial statements required under applicable regulations and contractual undertakings;

     (11) providing all actions necessary to enable us to make required federal, state and local tax filings and reports and generally enable us to maintain our status as a REIT, including soliciting shareholders for required information to the extent required by the REIT provisions of the Code;

     (12) communicating on our behalf with our shareholders as required to satisfy any reporting requirements and to maintain effective relations with our shareholders; and

     (13) performing other services as may be required for management and other activities relating to our assets, as our Board of Directors shall reasonably request or our manager shall deem appropriate under the particular circumstances.

   Our manager may enter into subcontracts with other parties to provide any of these services.

Expenses

   The operating expenses required to be borne by our manager include compensation and other employment costs, the costs associated with our office space and equipment and all other expenses incurred in our day-to-day operations. While most costs are paid from fees earned by our manager, we pay directly some REIT-related expenses such as legal and accounting fees.

   Our manager operates from 99 El Camino Real, Menlo Park, California 94025, telephone (650) 328-3060. Primecore Properties, Inc. operates from the same address, but its telephone number is (650) 326-2600.

   See our discussion unless the headings "Affiliates and significant borrowers," "We have a potential conflict of interest with our affiliates" and "We have a potential conflict of interest with our investors."

Item 7. Certain Relationships and Related Transactions.

   Our portfolio includes a $1,000,000 revolving line of credit, described under Item 3 above, extended to 99 El Camino Real Partners, a partnership related to two of our founders, Michael Heren and Susan Fox. The line of credit is a commercial obligation, secured by a junior deed of trust lien against that partnership's commercial property at 99 El Camino Real, Menlo Park, California, the location of our offices and those of our manager and affiliates. The loan balance as of March 31, 2000 was $855,855. The property has a fair market value of $4,500,000 as of May 31, 2000. The line of credit bears interest at 11 percent per annum and replaces the balance of a construction mortgage loan made to the partnership to finance a recent renovation. The loan matures on September 1, 2000.

Investments In Real Estate Under Development By Affiliates

   As previously discussed, we have made other loans to affiliates and loans have been assumed by affiliates. See "Affiliates and significant borrowers."


Item 8. Legal Proceedings.

 California Department of Real Estate

   In February 1999, Primecore Funding Group, Inc. and its designated broker-officer, Michael Heren, were the subjects of a disciplinary proceeding initiated by the California Department of Real Estate. The action was based on an accusation filed by a deputy real estate commissioner that alleged violations of rules or regulations applicable to California real estate licensees. An administrative law judge within the Department of Real Estate decided the issues in July 1999, finding non-compliance with trust fund record keeping requirements. The judge recommended that Mr. Heren and Primecore Funding Group, Inc. should have restrictions placed on their real estate broker licenses for 3 years.

   The administrative law judge recommended that Mr. Heren be required to take real estate education and professional responsibility courses, including courses required for renewal of a real estate license, and coursework in trust fund accounting and record keeping, and mortgage lending, including construction lending. Mr. Heren and Primecore Funding Group, Inc. were also required to pay for those courses and related examination fees, and to pay for a follow-up audit by the Department of Real Estate. Additionally, they were required to make written reports to the Commissioner relating to real estate license-related activities. The Real Estate Commissioner, Mr. Heren and Primecore Funding Group, Inc. accepted the recommendations.

   The accusation followed an audit conducted by representatives of the Department of Real Estate and was based upon Primecore Funding Group, Inc.'s record keeping as a real estate broker and Mr. Heren's supervision of those activities. The audit period covered records from January 1, 1997 through February 5,

1999. Before the audit was performed, Primecore Funding Group, Inc. solicited and negotiated construction mortgage loans between borrowers and private lenders, and serviced the loans on behalf of the lenders. Primecore Funding Group, Inc. acted as a real estate broker, it was not a principal in the transactions. All of the loans were short-term construction loans that usually matured within 12 to 18 months. The loans were multi-lender transactions, usually with more than one beneficiary on a single note and deed of trust.

   Although a note provided for monthly interest only payments, those payments were added to the outstanding loan balance. Borrowers were not required to make any payments until the loan was paid. The loan agreements also typically provided for a draw account and a reserve for interest payments to ensure that funds would not be disbursed for construction in excess of the amount due at maturity of the loan.

   Lenders were paid interest every month even though the borrowers were not required to make monthly interest payments.

   During the audit period, Primecore Funding Group, Inc. maintained four bank accounts. Although they all were used to handle trust funds, only one was specifically designated as a trust account. The corporation maintained one consolidated control record and several ledger records for its bank accounts. The accounts payable ledger recorded the trust funds received and disbursed to each lender, while the accounts receivable ledger showed the trust funds received and disbursed to borrowers. These two ledgers, however, were maintained separately and therefore did not reflect the beneficiary balance after posting on any given day.

   As funds were received from loan payoffs and lender funds, and as disbursements on loans were made, the entries were posted to the appropriate loan account. Although Primecore Funding Group, Inc. always received sufficient monthly income to make monthly payments to the lenders, it did not maintain a daily balance for each beneficiary, and therefore could not determine the daily trust fund liability of all owners in its bank accounts.

   The corporation did not maintain separate records for each beneficiary or transaction, and did not keep records that would permit a monthly reconciliation of the balances of all separate beneficiary or transaction records to the ending balance of the control record of all trust funds received and disbursed, as required by the California Code of Regulations. The corporation also did not designate three of its four bank accounts as trust accounts, and did not carry fidelity bond coverage for two of the three signatories on those bank accounts who were not licensed by the Department of Real Estate.

   Failing to maintain separate records for each beneficiary or transaction on a daily basis, in effect, the pooling of lender funds, created an "out of trust" balance or trust fund shortage. The out of trust balance represented funds due lenders and borrowers that should have been on deposit in trust accounts assigned to specific loan transactions. The corporation's failure to maintain separate trust accounts for each loan, as required by applicable California Code of Regulations record keeping requirements, resulted in out of trust balances during the audit period of up to some $53,000,000.

   Mr. Heren acknowledged that he, as the designated officer-broker, failed to strictly comply with California Code of Regulations trust fund accounting requirements. Once advised of the results of the audit, Mr. Heren, according to the administrative law judge's findings, promptly took steps to correct the out of trust and record keeping compliance issues, with special attention being given to protecting investors from loss. The corporation designated its bank accounts as trust accounts and obtained a fidelity bond to cover its account signatories who were not licensed by the Department of Real Estate. The corporation also stopped brokering new loans.

   By June 1999, Primecore Funding Group, Inc. had a zero "out of trust" balance, meaning that all beneficial interests in the remaining deeds of trust were matched to specific loan balances and funding commitments.

   It was also, in part, as a result of the audit that Mr. Heren, Ms. Fox and Mr. Rider formed Primecore Mortgage Trust, Inc. to operate as a real estate investment trust. Lenders who had beneficial interests in notes and deeds of trust brokered by Primecore Funding Group, Inc. were given an opportunity to exchange their beneficial interests in notes and deeds of trust for our Class A Convertible preferred stock on a dollar for dollar basis or to buy shares for cash. Some beneficiaries elected to be paid, others chose not to participate in the REIT but to remain invested in the existing deeds of trust.

   At the administrative hearing, it was undisputed that no investor or borrower had ever lost money, and that Primecore Funding Group, Inc. was financially sound. The administrative law judge found that although the corporation's trust fund records were not maintained in compliance with the rules and regulations governing real estate licensees, there had been no diversion of funds, nor any dishonesty in Primecore Funding Group, Inc.'s dealings with investors or borrowers. The judge further found that despite the trust fund shortage and poor record keeping, all investor funds were accounted for and stayed in the business for the benefit of investors.

   In addition, the judge noted Primecore Funding Group, Inc.'s full cooperation with the Department of Real Estate upon notification of its inadequate records and the creation of Primecore Mortgage Trust, Inc. as a REIT to ensure future compliance with applicable record keeping rules and regulations. As a result of these findings, the judge decided that it would not be against the public interest to permit Mr. Heren and Primecore Funding Group, Inc. to continue to hold real estate broker licenses upon specific terms and conditions. On August 9, 1999 the acting Real Estate Commissioner adopted the decision and the judge's recommendation to impose restrictions on the licenses.

   The restrictions are in effect until August 9, 2002 and require Mr. Heren to complete education courses and comply with all statutes and regulations bearing on activities for which a real estate broker license is required. Specifically, the following limitations, conditions and restrictions on the real estate broker licenses of Primecore Funding Group, Inc. and Mr. Heren were adopted:

     1. The restricted licenses may be suspended prior to a hearing by order of the Real Estate Commissioner if Mr. Heren is convicted of a crime or plead no contest to a crime substantially related to his fitness or capacity as a real estate licensee, or on evidence satisfactory to the Commissioner that Mr. Heren or the corporation has violated provisions of the California Real Estate Law, regulations of the real estate commissioner or conditions attaching to the restricted license.

     2. Mr. Heren was required to successfully complete the continuing education requirements for renewal of a real estate license within nine months of the effective date of the judge's decision.

     3. Mr. Heren was required to pass the professional responsibility examination administered by the Department of Real Estate, including payment of the appropriate examination fee within six months of the effective date of the decision.

     4. Within 60 days of the decision, Mr. Heren was required to submit to the Department for its prior approval, an appropriate program of remedial education, which was to include coursework in trust fund accounting and record keeping and mortgage lending, including construction lending. Mr. Heren was required to pass an examination based on that coursework and pay all costs of the remedial education program.

     5. Mr. Heren and the corporation were required to report in writing to the Department of Real Estate information concerning their activities for which a real estate license is required "as the Commissioner shall deem to be appropriate to protect the public interest."

     6. Mr. Heren and the corporation were ordered to pay for a follow-up audit if the Commissioner determined that an audit was necessary to verify that they had corrected the trust fund violations that had been found.

     7. Mr. Heren and the corporation would not be eligible to apply for the issuance of unrestricted real estate licenses for 3 years after the effective date of the decision.

   On April 27, 2000, the California Department of Real Estate filed an accusation against Primecore Funding Group, Inc., Mr. Heren and Ms. Fox, and on May 3, 2000 entered an order suspending the real estate broker licenses of Mr. Heren and Primecore Funding Group, Inc. pending resolution of the issues raised in the accusation. The accusation follows a further audit conducted by the Department of Real Estate, and alleges new violations of trust fund accounting and reporting requirements relating to the remaining deeds of trust. The accusation alleges that, although Primecore Funding Group, Inc. obtained fidelity bond coverage for signatories to its trust accounts, the coverage was in an inadequate amount.

   The accusation adds an allegation that Mr. Heren failed to exercise reasonable supervision over the employees and officers of Primecore Funding Group, Inc., who negotiated and arranged real estate loans without his supervision. The accusation seeks imposition of disciplinary action against the license rights of the respondents. The accusation makes no claim against us.

   Mr. Heren, Ms. Fox and Primecore Funding Group, Inc. intend to defend the allegations in the accusation. They have filed a notice of defense with the Department of Real Estate which challenges the allegations, including an affirmative defense that the accusation is a punitive abuse of authority, and requested a hearing before the same administrative law judge who rendered the decision in August 1999. A hearing has been scheduled for August 7, 2000.

   Primecore Properties, Inc., also our affiliate and a licensed corporate real estate brokerage, assumed responsibility for services to us that require a real estate broker license pursuant to an agreement with Primecore Funding Group, Inc., with the approval of the Department of Real Estate.

   Once the remaining trust deed beneficiaries are paid, Primecore Funding Group, Inc. (or its successor) will operate solely as our manager. To the extent that we will be a corporation with outstanding securities registered under section 12 of the Securities Exchange Act of 1934, our manager will also be exempt from further reporting requirements for services performed as a licensed real estate broker to us, under applicable provisions of California law.

 California Department of Corporations

   On March 17, 1999, the California Department of Corporations issued a Desist and Refrain Order directed to Primecore Funding Group, Inc., ordering it to stop selling securities, including any undivided interests in a note "of Primecore Funding Group, Inc." which is secured directly by real property, or any other security under California law.

   The Order recited the Commissioner of Corporations' opinion that the sale of undivided interests in a note directly secured by real property was a security that must be qualified or exempt from qualification before it can be sold.

   Primecore Funding Group, Inc. had until March 17, 2000, to request a hearing related to the March 17, 1999 order. No hearing was requested and no further administrative proceedings were scheduled. No further proceedings relating to the order are anticipated.

   On July 23, 1999, and March 9, 2000, the California Department of Corporations served administrative subpoenas for business records of Primecore Funding Group, Inc. and Primecore Mortgage Trust, Inc. issued pursuant to California Corporation Code (S) 25531 in connection with an inquiry concerning the business of Primecore Funding Group, Inc. and formation of Primecore Mortgage Trust, Inc. The records requested have been provided, and we intend to cooperate fully with the ongoing inquiry. We do not know of any further legal or administrative proceedings contemplated by the California Department of Corporations relating to this inquiry.

 Private Civil Proceedings

   On May 30, 2000, we and Primecore Funding Group, Inc., and others including Ms. Fox, Messrs. Heren and Rider, 99 El Camino Partners, and Upside Unlimited, LLC, were named as defendants in a lawsuit filed in the United States District Court for the Northern District of California, entitled Baymark, L.P. v. Primecore Funding Group, et. al, U.S.D.C. (ND Cal) No. C 001933 WHA. Baymark, L.P. is our borrower under a $5,000,000 construction mortgage loan, currently in default.

   The complaint seeks an injunction to stop our nonjudicial foreclosure and damages in excess of $10,000. The complaint appears to allege the loan is not in default, or if there is a default, it was caused by our failure to timely honor draw requests under a construction loan agreement. On June 6, 2000, the District Court entered a temporary restraining order, enjoining our foreclosure sale scheduled for June 7, 2000, and a preliminary injunction which will be effective only upon Baymark, L.P. posting a $1,000,000 surety bond in our favor by June 20, 2000. Our foreclosure sale is currently scheduled for June 21, 2000. We intend to proceed with the foreclosure sale if Baymark, L.P. fails to post the bond. The District Court scheduled a trial in May 2001. We intend to defend the allegations.

   Our management does not believe this proceeding will have a material adverse affect on our financial condition, results of operations, or cash flows.


Item 9. Market Price of Dividends on the Registrant's Common Equity and Related Stockholder Matters.

   There is no public trading market for our Class A Convertible Preferred stock or our common stock, nor is one expected to develop. We are authorized to issue up to 50,000,000 shares of our common stock. The number of outstanding shares is subject to change because of shareholder redemptions and dividend reinvestments.

   As of March 31, 2000, there were 1,301 holders of record of our Class A Convertible Preferred stock and 3 holders of record of 100 shares of our common stock. These computations are based upon the number of record holders on our corporate records.

   We have declared cash dividends monthly since May 1999 on our Class A Convertible Preferred stock at $.75 per share, or an annualized rate of approximately 11.3%. We have declared and paid dividends of $.28 per share for the three months ended March 31, 2000, which also represents an annualized rate of return of approximately 11.3%. We have not paid any cash dividends to holders of our common stock.

Item 10. Recent Sales of Unregistered Securities.

 (a) Issuance of Capital Stock.

   Since our incorporation on March 18, 1999, and as of October 29, 1999, we sold and issued 19,196,515 unregistered shares of our Class A Convertible Preferred stock and 100 shares of our common stock to approximately 1,304 shareholders. Purchasers of our Class A Convertible Preferred shares were primarily investors in notes and deeds of trust managed by Primecore Funding Group, Inc. who invested in those trust deeds before our formation and exchanged their beneficial interests for our stock on a dollar for dollar basis or purchased shares for cash, or new investors who paid $10 per share, in an aggregate approximate amount of $191,965,150, as follows:

                                                                    Aggregate
                     Date of Sale                   Class  Amount Offering Price
                     ------------                   -----  ------ --------------
   August 31, 1999................................. Common  100       $1.00
                                                            ---       -----
     Totals........................................         100       $1.00
                                                            ===       =====

                                                                    Aggregate
                                                                     Offering
              Date of Sale                  Class         Amount      Price
              ------------                  -----         ------    ---------
   August 31, 1999................... Class A Preferred 18,048,772 $180,487,720
   October 29, 1999.................. Class A Preferred  1,147,743   11,477,430
                                                        ---------- ------------
     Totals..........................                   19,196,515 $191,965,150
                                                        ========== ============

 (b) Sale of Notes.

   Beginning November 1, 1999, and as of May 25, 2000, we have also issued and sold short-term Series A promissory notes. As of June 1, 2000, approximately $23,736,626 remains outstanding with maturities extending to November 2001. The notes also were sold only to accredited investors, as defined in Regulation D, Rule 501(a)(4), (5) or (6) under the 1933 Securities Act.

   Beginning May 10, 2000, we have offered and sold short term Series B Promissory notes. The notes are being sold only to accredited investors, as defined in Regulation D, Rule 501 (a)(4), (5) or (6) under the 1933 Securities Act. As of June 1, 2000, approximately $12,704,349 remains outstanding with maturities extending to May 2001.

   Purchasers of our Class A Convertible Preferred stock and notes were accredited investors as defined in Regulation D, Rule 501 (a) (4), (5) or (6) under the 1933 Securities Act. Each investor signed a subscription agreement which included representations that they had sufficient knowledge and experience in financial and business matters to be capable of evaluating the merits and risks of investments generally, and of their investment in our stock and notes, and that they were able to bear the economic risk of the investment. Each investor further acknowledged they understood they could lose their entire investment.

   The sales of stock and issuance of notes were exempt from the registration requirements of the Securities Act of 1933 pursuant to Regulation D, Rule 506. Appropriate legends were placed on each stock certificate and promissory note. No underwriters were involved and no underwriting commissions were paid in any of the transactions.

Item 11. Description of Registrant's Securities to be Registered.

Description of Capital Stock

General

   Our authorized capital stock consists of 20,000,000 shares designated as our "Class A Convertible Preferred Stock", and 30,000,000 shares of common stock. As of December 31, 1999, there were issued and outstanding 18,985,118 shares of Class A Convertible Preferred stock and 100 shares of common stock. At March 31, 2000, there were 18,829,912 shares of Class A Convertible Preferred stock and 100 shares of common stock, issued and outstanding, net of redemptions and shares issued pursuant to our dividend reinvestment plan.

   The preferred stock has the rights and privileges and is subject to the conditions set forth in the supplementary articles to our charter establishing the terms of the preferred stock. Subject to the limitations set forth in the terms of the preferred stock, we may issue additional preferred stock from time to time in one or more classes or series, with such distinctive designations, rights and preferences as shall be determined by the Board of Directors. Additional series of preferred stock would be available for possible future financings, or acquisitions by us, and for general corporate purposes without any legal requirement that further stockholder authorization for issuance be obtained. Our issuance of additional series of preferred stock could have the effect of making an attempt to gain control of our company more difficult by means of a merger, tender offer, proxy contest or otherwise. Additional series of preferred stock, if issued, would have a preference on dividend payments, as does the currently outstanding preferred stock, which would affect our ability to make dividend distributions to the holders of common stock.

   The following summary of the rights of the preferred stock and the common stock is qualified in its entirety by reference to our charter and related supplementary articles.

Preferred Stock

   Dividends. Holders of our Class A Convertible Preferred stock are entitled to dividends declared and payable at such times and in such amounts as the Board of Directors may from time to time determine from amounts legally available for such distribution. For so long as shares of preferred stock shall remain outstanding, there shall be no dividends declared or paid nor any distributions made on the common stock, nor, without the written consent of holders of 66 2/3% of the outstanding preferred stock, shall any shares of common stock be purchased or redeemed for a price in excess of their par value.

   Redemption Policy. Holders of our Class A Convertible preferred stock do not have a right to redeem their shares. Our Board of Directors, however, currently has a stock redemption policy for shareholders who wish to sell their shares to us. The policy may be modified or terminated at the Board's discretion at any time. Currently, we will repurchase shares at fair market value, as determined by our Board of Directors. Although subject to change, we expect the price to remain at $10.00 per share or as otherwise announced in advance. Redemption of shares is subject to availability of funds, and payable at least 61 but no more than 91 days after our receipt of written notice from a shareholder. A shareholder must also give us that written notice at least 61 days before the end of any fiscal quarter, for example, by January 30 for the quarter ending March 31.

   Shareholders may redeem shares only if we have cash available for distribution. Cash available for distribution is determined at the Board's sole discretion, and is net of current expenses, anticipated expenses, dividends, debt obligations and reserves for operating funds. We will not sell or otherwise liquidate any portion of our mortgage loan portfolio or other assets to fund a redemption request.

   We also reserve the right to limit the number and frequency of stock redemptions by any shareholder. Payments to satisfy a redemption request shall be on a "first-come, first-served" basis. If the sums needed to fund redemptions in any particular month exceed the amount of cash we have available for distribution, we will make payments to the shareholder whose request was received first by us, until that shareholder's request is paid in full. Once we have satisfied the redemption request of the shareholder whose request was received first, we will make payments to the shareholder who next submitted a redemption request.

   Conversion. Each share of preferred stock will be convertible as described below into that number of shares of common stock as is determined by dividing the initial purchase price of such shares by the conversion price in effect at the time of conversion. Initially, the conversion price will be $10.00 per share and each share of preferred stock will be convertible into one share of common stock. The conversion price of each share of preferred stock is subject to adjustment upon the occurrence of events, including a subdivision or combination of the common stock, a dividend or distribution to holders of common stock payable in common stock, a consolidation or merger of our company, or the issuance of shares of capital stock, other than in a qualified initial public offering, at a price below the greater of (a) $10.00 or (b) fair market value. Shares of preferred stock will convert to common stock (1) upon the closing of a firm commitment underwritten initial public offering of the common stock resulting in aggregate gross proceeds to us of at least $50 million at a per share price of at least $10.00, or for such lesser amount of proceeds or lower price, or both, as is approved by at least two-thirds of the voting power of the preferred stock, a "qualified initial public offering" or, (2) after five years from the last closing of our private placement, i.e. from October 29, 1999.

   Liquidation. Upon the liquidation, dissolution or winding up of our company, either voluntary or involuntary, the holders of our Class A Convertible Preferred stock will be entitled to receive out of our assets available for distribution to our stockholders, an amount per share equal to the original purchase price per share of $10.00, plus any declared but unpaid dividends, before any distribution to the holders of our common stock. Thereafter, to the extent any assets remain in our company, such assets shall be distributed in equal amounts per share to the holders of common stock and preferred stock on an "as converted" basis, that is, as if the preferred stock had converted into shares of common stock. Neither a consolidation or merger with or into another corporation, nor a merger of any other corporation with us, nor the sale of all or substantially all of our property or business, other than in connection with a winding up of our business, will be considered a liquidation, dissolution or winding up for these purposes.

   Merger. In the event of a change of control, a merger, consolidation or other combination by our company, or transfer of all or substantially all of our assets, each holder of the preferred stock will have the option to elect to receive either: (1) what the common stock would have received if conversion had occurred before the record date, or (2) 100% of the liquidation preference of the preferred stock as provided under "Liquidation" above.

   Voting. Except as provided by law or our charter, the holders of our Class A Convertible Preferred stock and common stock shall vote together as a class for the election of directors and on all other matters to be voted on by our stockholders. Each holder of preferred stock shall be entitled to one vote for each share of common stock which would be issuable to such holder upon the conversion of all the shares of preferred stock so held and each holder of common stock shall be entitled to one vote per share. Despite these provisions,
(a) the holders of common stock and the holders of preferred stock will be entitled to vote as separate classes (1) for any proposed merger, consolidation or sale of the assets of our company as an entirety, but only if at the time of such proposal, one person or group of persons is the "beneficial owner", as determined under the rules of Regulation 13D-6 under the Exchange Act, of more than 66 2/3% of the preferred stock, and (2) for any stock splits, reverse stock splits, or other amendments to our charter which in any way adversely affects the preferences, qualifications, special or relative rights or privileges of the common stock, and (b) the holders of preferred stock will be entitled to vote separately as a class on the matters described under "Restrictions" below. Our charter does not provide for cumulative voting and, accordingly, the holders of a majority of the outstanding shares of capital stock have the power to elect all directors to be elected each year.

   Annual meetings of our stockholders will be held commencing in 2000, and special meetings may be called at any time by the President, by the Chairman of the Board of Directors, by a majority of the Board of Directors, by a majority of the Independent Directors (as defined in Section 1 of Article II of our Bylaws), or by the written request of stockholders entitled to cast a majority of the votes which all stockholders are entitled to cast at the particular meeting, addressed to the Secretary and then the Secretary shall proceed to call a special meeting only as may be required by law. Our charter may be amended in accordance with Maryland law.

   Restrictions. Unless a greater percentage vote is required by law or our charter, and in addition to any other vote required by law, without the prior consent of holders of 66 2/3% of the outstanding preferred stock voting as a separate class: (1) we will not create or issue any additional class or series of capital stock unless such class or series ranks junior to the preferred stock in respect of dividends and liquidation preference or increase the authorized amount of preferred stock; and (2) we will not amend the terms of the preferred stock in any way or our charter in a way which adversely affects the preferences, qualifications, special or relative rights or privileges of the preferred stock.

Common Stock

   Dividends; Liquidation; Other rights. So long as preferred stock remains outstanding, the holders of common stock shall not be entitled to dividends or distributions. Following conversion of all outstanding shares of preferred stock and subject to the terms of any additional class or series of preferred stock that may be issued, the holders of shares of common stock are entitled to receive dividends when, as, and if declared by the Board of Directors out of funds legally available. In the event of liquidation, dissolution or winding up of our company, the holders of common stock will share ratably in all of our assets remaining after the payment of liabilities and after payment of the liquidation preference of the outstanding preferred stock and any other shares or series of preferred stock that may be issued. There are no preemptive or other subscription rights, conversion rights or redemption or sinking fund provisions with respect to shares of common stock.

Registration Rights

   Holders of our equity securities are entitled to registration rights under the Securities Act. Pursuant to a Registration Rights Agreement dated March 30, 1999, we have agreed to (1) file with the SEC, within six months after a qualified initial public offering, and use our best efforts to cause to become effective as soon as practicable thereafter, a shelf registration statement, the "shelf registration statement", with respect to the shares of common stock into which the shares of our preferred stock will have been converted, and (2) use our best efforts to have our shares of common stock approved for quotation on the Nasdaq National Market or listed on a stock exchange upon effectiveness of the shelf registration statement. We will be required to keep the shelf registration statement effective until the sooner of three years or such time as, in the written opinion of our counsel, such registration is not required for the unrestricted resale of shares of common stock entitled to registration rights under the Registration Rights Agreement.

   Mr. Heren, Ms. Fox and Mr. Rider, as the holders of 100 shares of currently outstanding common stock, are entitled to rights with respect to registration under the Securities Act of such common stock. Under the terms of a Founder's Registration Rights Agreement, also dated March 30, 1999, they are entitled to include within any registration statement under the Securities Act proposed by us with respect to a firm commitment underwritten public offering of common stock, either for their own account or for the account of other security holders, shares of common stock held by them, subject to conditions and limitations.

Repurchase of Shares and Restrictions on Transfer

   Two of the requirements of qualification for the tax benefits accorded by the REIT provisions of the Internal Revenue Code are that (1) during the last half of each taxable year not more than 50% in value of the outstanding shares may be owned directly or indirectly by five or fewer individuals, the "50%/5 stockholder test", and (2) there must be at least 100 stockholders on at least 335 days of each taxable year of 12 months.

   In order that we may meet these requirements at all times, our charter prohibits any person without the prior consent of the Board of Directors from acquiring or holding, directly or indirectly, shares of capital stock in excess of 9.8%, by vote or value, of the aggregate of the outstanding shares of capital stock or in excess of 9.8%, by value or number of shares, whichever is more restrictive, of the aggregate of the outstanding shares of our common stock. For this purpose, the term "ownership" is defined in accordance with the REIT provisions of the Code and the constructive ownership provisions of
Section 544 of the Code, as modified by Section 856(h)(1)(B) of the Code.

   For purposes of the 50%/5 stockholder test, the constructive ownership provisions applicable under Section 544 of the Code attribute ownership of securities owned by a corporation, partnership, estate or trust proportionately to its stockholders, partners or beneficiaries. These Code provisions also attribute ownership of securities owned by family members to other members of the same family and treat securities with respect to which a person has an option to purchase as actually owned by that person in each case only if to do so would cause a violation of the 50%/5 test. Further, these Code provisions set forth rules as to when securities constructively owned by a person are considered to be actually owned for the further application of such attribution provisions, referred to as "reattribution". Thus, for purposes of determining whether a person holds shares of capital stock in violation of the ownership limitations set forth in our charter, many persons may be deemed to own directly more than the 9.8% limit because an entities' shares are attributed to its individual investors. A person will be treated as owning not only shares of capital stock actually or beneficially owned, but also any shares of capital stock attributed to such person under the attribution rules described above. Accordingly, under some circumstances, shares of capital stock owned by a person who individually owns less than 9.8% of the shares outstanding may nevertheless be in violation of the ownership limitations set forth in our charter. Ownership of shares of our capital stock through such attribution is generally referred to as constructive ownership. Actual, and not constructive, ownership determines the 100 stockholder test.

   Our charter provides that if any transfer of shares of capital stock occurs which, if effective, would result in any person beneficially or constructively owning shares of capital stock in excess or in violation of the above transfer or ownership limitations, then that number of shares of capital stock the beneficial or constructive ownership of which otherwise would cause such person to violate such limitations, rounded to the nearest whole shares, shall be automatically transferred to a trustee, as trustee of a trust, for the exclusive benefit of one or more charitable beneficiaries, and the intended transferee shall not acquire any rights in such shares. Shares held by the trustee shall be issued and outstanding shares of capital stock. The intended transferee shall not benefit economically from ownership of any shares held in the trust, shall have no rights to dividends, and shall not possess any rights to vote or other rights attributable to the shares held in the trust. The trustee shall have all voting rights and rights to dividends or other distributions with respect to shares held in the Trust, which rights shall be exercised for the exclusive benefit of the charitable beneficiary. Any dividend or other distribution paid to the intended transferee before our discovery that shares of common stock have been transferred to the trustee shall be paid with respect to such shares to the trustee by the intended transferee upon demand and any dividend or other distribution authorized but unpaid shall be paid when due to the trustee. Our Board of Directors may, in their discretion, waive these requirements on owning shares in excess of the ownership limitations.

   Within 20 days of receiving notice from us that shares of capital stock have been transferred to the trust, the trustee shall sell the shares held in the trust to a person, designated by the trustee, whose ownership of the shares will not violate the ownership limitations set forth in our charter. Upon such sale, the interest of the charitable beneficiary in the shares sold shall end and the trustee shall distribute the net proceeds of the sale to the intended transferee and to the charitable beneficiary as follows. The intended transferee shall receive the lesser of (1) the price paid by the intended transferee for the shares or, if the intended transferee did not give value for the shares in connection with the event causing the shares to be held in the trust, for example, in the case of a gift, devise or other such transaction, the market price, as defined below, of the shares on the day of the event causing the shares to be held in the trust and (2) the price per share received by the trustee from the sale or other disposition of the shares held in the trust. Any net sales proceeds in excess of the amount payable to the intended transferee shall be immediately paid to the charitable beneficiary. In addition, shares of capital stock transferred to the trustee shall be deemed to have been offered for sale to us, or our designee, at a price per share equal to the lesser of (1) the price per share in the transaction that resulted in such transfer to the trust, or, in the case of a devise or gift, the market price at the time of such devise or gift, and (2) the market price on the date we, or our designee, accepts such offer. We shall have the right to accept such offer until the trustee has sold shares held in the trust. Upon such a sale to us, the interest of the charitable beneficiary in the shares sold shall end and the trustee shall distribute the net proceeds of the sale to the intended transferee.

   The term "market price" on any date shall mean, with respect to any class or series of our outstanding shares of stock, the closing price, as defined below, for such shares on such date. The "closing price" on any date shall mean the last sale price for such shares, regular way, or, in case no such sale takes place on such day, the average of the closing bid and asked prices, regular way, for such shares, in either case as reported in the principal consolidated transaction reporting system with respect to securities listed or admitted to trading on the NYSE or, if such shares are not listed or admitted to trading on the NYSE, as reported on the principal consolidated transaction reporting system with respect to securities listed on the principal national securities exchange on which such shares are listed or admitted to trading or, if such shares are not listed or admitted to trading on any national securities exchange, the last quoted price, or, if not so quoted, the average of the high bid and low asked prices in the over-the-counter market, as reported by the National Association of Securities Dealers, Inc. Automated Quotation System of, if such system is no longer in use, the principal other automated quotation system that may then be in use or, if such shares are not quoted by any such organization, the average of the closing bid and asked prices as furnished by a professional market maker making a market in such shares selected by the Board of Directors or, if no trading price is available for such shares, the fair market value of the shares, as determined in good faith by the Board of Directors.

   Every owner of more than 5%, or such lower percentage as required by the Code or the regulations promulgated thereunder, of all classes or series of our stock, within 30 days after the end of each taxable year, is required to give written notice to us stating the name and address of such owner, the number of shares of each class and series of our stock beneficially owned and a description of the manner in which such shares are held. Each such owner shall provide to us with such additional information as we may request to determine the effect, if any, of such beneficial ownership on our status as a REIT and to ensure compliance with the ownership limitations.

   Subject to limitations, the Board of Directors may increase or decrease the ownership limitations. In addition, to the extent consistent with the REIT provisions of the Code, the Board of Directors may waive the ownership limitations for and at the request of purchasers in this private placement or subsequent purchasers.

   The provisions described above may inhibit market activity and the resulting opportunity for the holders of our capital stock to receive a premium for their shares that might otherwise exist in the absence of such provisions. Such provisions also may make us an unsuitable investment vehicle for any person seeking to obtain ownership of more than 9.8% of the outstanding shares of capital stock.

   Before the listing of our stock for trading on a national exchange, we will not permit a qualified plan, for this purpose only, the term "qualified plan" also includes IRAs, entities whose assets include plan assets by reason of a plan's investment in such entity, and other employee benefit plans described in
Section 3(3) of ERISA, whether or not subject to Title I of ERISA, to acquire our stock, either directly from us or by transfer from an existing stockholder, if such proposed transfer would cause the ownership of any class of our stock by qualified plans in the aggregate to equal or exceed 25%. As a result, we retain the right not to approve of the purchase of stock by or on behalf of a qualified plan transferee or purchaser of shares. This restriction could adversely affect the ability of a stockholder to sell his or her stock.

Item 12. Indemnification of Directors and Officers.

Indemnification

   Our charter obligates us to indemnify our directors and officers and to pay or reimburse expenses for such individuals in advance of the final disposition of a proceeding to the maximum extent permitted from time to time by Maryland law. The Maryland General Corporation Law, the "Maryland GCL", permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities, unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and

(1) was committed in bad faith, or (2) was a result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services, or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

Limitation of Liability

   Maryland law permits the charter of a Maryland corporation to include a provision limiting the liability of its directors and officers to the corporation and its stockholder for money damages, except to the extent that
(1) it is proved that the person actually received an improper benefit or profit in money, property or services, or (2) a judgment or other final adjudication adverse to the person is entered in a proceeding based on a finding that the person's action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding. Our charter contains a provision providing for elimination of the liability of our directors and officers or our stockholders for money damages to the maximum extent permitted by Maryland law as amended or interpreted.

   We have a director and officer liability insurance policy with a $5,000,000 limit of liability and a company retention of $100,000 in the aggregate for each claim.

Business Acquisitions Statutes

   Under Maryland law, "business combinations", including a merger, consolidation, share exchange, or, in some circumstances, an asset transfer or issuance or reclassification of equity securities, between a Maryland corporation and any person who beneficially owns 10% or more of the voting power of the corporation's shares or an affiliate of the corporation which, at any time within the two-year period before the date in question, was the beneficial owner of 10% or more of the voting power of the then-outstanding voting stock of the corporation, an "Interested Stockholder", or an affiliate are prohibited for five years after the most recent date on which the interested stockholder became an interested stockholder. Thereafter, any such business combination must be recommended by the board of directors of such corporation and approved by the affirmative vote of at least (a) 80% of the votes entitled to be cast by holders of outstanding voting shares of the corporation and (b) two-thirds of the votes entitled to be cast by holders of outstanding voting shares of the corporation other than shares held by the interested stockholder with whom the business combination is to be effected, unless, among other things, the corporation's stockholders receive a minimum price for their shares and the consideration is received in cash or in the same form as previously paid by the interested stockholder for its shares.

   These provisions of Maryland law do not apply, however, to business combinations that are approved or exempted by the board of directors of the corporation before the time that the interested stockholder becomes an interested stockholder. Our Board of Directors has adopted a resolution that provisions of Maryland law shall not apply to any future business combination with any purchaser of shares in a private placement, or an affiliate, or to any other future business combination with us. No assurance can be given that such provision will not be amended or eliminated at any point in the future with respect to business combinations not involving a purchaser of shares.

Control Share Acquisitions

   Maryland law provides that "control shares" of a Maryland corporation acquired in a "control share acquisition" have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares of stock owned by the acquiror or by officers or directors who are employees of the corporation. "Control shares" are voting shares of stock which, if aggregated with all other shares of stock owned by such a person, would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power:

  . one-fifth or more but less than one third;

  . one-third or more but less than a majority, or

  . a majority or more of all voting power. "Control shares" do not include shares of stock the acquiring person is then entitled to vote as a result of having owned stockholder approval. A "control share acquisition" generally means, the acquisition of, ownership of, or the power to direct the exercise of voting power with respect to, control shares.

   A person who has made or proposes to make a "control share acquisition," upon satisfaction of conditions such as arranging an undertaking to pay expenses, may compel the Board of Directors to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any stockholders' meeting. If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as permitted by the statute, then, subject to conditions and limitations, the corporation may redeem any or all of the "control shares", except those for which voting rights have previously been approved, for fair value determined, without regard to absence of voting rights, as of the date of the last control share acquisition or of any meeting of stockholders at which the voting rights of such shares are considered and not approved. If voting rights for "control shares" are approved at a stockholders meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the stock, as determined for purposes of such appraisal rights may not be less than the highest price per share paid in the control share acquisition, and limitations and restrictions otherwise applicable to the exercise of dissenters' rights do not apply in the context of "control share acquisitions."

   The "control share acquisition" statute does not apply to stock acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction, or to acquisitions approved or exempted by a provision of the articles of incorporation or bylaws of the corporation adopted before the acquisition of the shares. We have adopted a provision in our bylaws that exempts our shares of capital stock from application of the control share acquisition statute. No assurance can be given, however, that such bylaw provision may not be removed at any time by amendment of the bylaws.

   We have also agreed to indemnify our manager's directors, officers, stockholders and employees for all expenses, losses, damages, liabilities, demands, charges and claims arising from any acts or omissions of our manager made in good faith in the performance of its duties under the management agreement and not constituting bad faith, willful misconduct, gross negligence or reckless disregard of its duties.

   Primecore Mortgage Trust, Inc. has purchased liability insurance policies covering Primecore Mortgage Trust, Inc.'s directors and officers to insure against losses that are not covered by the indemnification of directors and officers by Primecore Mortgage Trust, Inc., as discussed above. Covered losses include those arising from any breach of duty, neglect, error, misstatement, misleading statement, omission or other act done or wrongfully attempted by the directors or officers in their respective capacities as such. Primecore Mortgage Trust, Inc. is also insured against losses incurred as a result of indemnity payments to any director or officer.

Item 13. Financial Statements and Supplementary Data.

   See attached financial statements beginning on page F-1.

Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

   None.

Item 15. Financial Statements and Exhibits.

   (a) Index to Financial Statements and Schedule.

   (b) Exhibits

      3(i)   Articles of Incorporation*

      3(ii)  By-laws, amended March 21, 2000*

      3(iii) Articles Supplementary* (previously filed as exhibit 99.1)

      3(iv)  Specimen Stock Certificate* (previously filed as exhibit 99.2)

      4.1    Registration Rights Agreement dated March 30, 1999*

      4.2    Founder's Registration Rights Agreement dated March 30, 1999*


      4.3 Management Agreement dated March 30, 1999* (previously filed as exhibit 10)

     11      Statement re: Computation of Earnings Per Share*

     27      Financial Data Schedule*

   *previously filed April 28, 2000

                                   SIGNATURES

   Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has caused this registration statement to be signed on its behalf by the undersigned, its authorized agent.

                                          Primecore Mortgage Trust, Inc..

                                          By:        /s/ Susan Fox
                                             ----------------------------------
                                                  Susan Fox, President

Dated: June 14, 2000

                   INDEX TO FINANCIAL STATEMENTS AND SCHEDULE

                                                                         Page No
                                                                         -------
Report of independent public accountants...............................    F-2
Balance sheets at March 31, 2000 (unaudited), and at December 31, 1999
 (audited).............................................................    F-3
Statements of operations for the three months ended March 31, 2000
 (unaudited), and for the period from inception (March 18, 1999) to
 December 31, 1999.....................................................    F-4
Statements of shareholders' equity for the three months ended March 31,
 2000 (unaudited), and for the period from inception (March 18, 1999)
 to December 31, 1999..................................................    F-5
Statements of cash flows for the three months ended March 31, 2000
 (unaudited), and for the period from inception (March 18, 1999) to
 December 31, 1999.....................................................    F-6
Notes to financial statements..........................................    F-7
Schedule IV--Mortgage loans on real estate--December 31, 1999..........   F-14

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of
Primecore Mortgage Trust, Inc.

   We have audited the accompanying balance sheet of Primecore Mortgage Trust, Inc. (the Company) as of December 31, 1999, and the related statements of operations, shareholders' deficit, and cash flows for the period from inception (March 18, 1999) to December 31, 1999. These financial statements and the schedule referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audit.

   We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Primecore Mortgage Trust, Inc. as of December 31, 1999, and the results of its operations and its cash flows for the period from inception (March 18, 1999) to December 31, 1999, in conformity with accounting principles generally accepted in the United States.

   Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying schedule listed in the index to financial statements and schedule is presented for the purpose of complying with the Securities and Exchange Commission's rules and is not a required part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

ARTHUR ANDERSEN LLP

San Francisco, California,
March 30, 2000

                         PRIMECORE MORTGAGE TRUST, INC.

                                 BALANCE SHEETS
            As of March 31, 2000 (unaudited), and December 31, 1999

                                                     March 31,    December 31,
                                                        2000          1999
                                                    ------------  ------------
                                                    (unaudited)
ASSETS:
  Investments in real estate under development..... $147,386,789  $131,986,969
  Investments in real estate under development by
   affiliates......................................   48,359,238    51,752,328
  Cash and cash equivalents........................          --        675,528
  Receivable from affiliate........................      843,081     1,743,081
  Other assets.....................................       17,002        66,400
                                                    ------------  ------------
    Total assets................................... $196,606,110  $186,224,306
                                                    ============  ============
LIABILITIES AND SHAREHOLDERS' DEFICIT:
  Notes payable (including $600,000 and $25,000 to
   an affiliate)................................... $ 21,952,945  $  6,844,474
  Secured line of credit...........................    2,970,000     2,195,000
  Accrued expenses and other.......................      260,054       214,612
  Bank overdraft...................................      790,651           --
  Preferred stock dividends payable................    1,785,984     1,798,884
  Payable to affiliate.............................    1,279,408     1,404,690
                                                    ------------  ------------
    Total liabilities..............................   29,039,042    12,457,660
                                                    ------------  ------------
CONVERTIBLE PREFERRED STOCK: Par value $0.01,
 20,000,000 shares authorized; 18,829,912 and
 18,985,118 shares issued and outstanding at March
 31, 2000, and December 31, 1999, respectively;
 entitled to $10 per share in liquidation..........  188,299,120   189,851,180
                                                    ------------  ------------
SHAREHOLDERS' DEFICIT:
  Common stock: par value $0.01, 30,000,000 shares
   authorized; 100 shares issued and outstanding...            1             1
  Retained deficit.................................  (20,732,053)  (16,084,535)
                                                    ------------  ------------
    Total shareholders' deficit....................  (20,732,052)  (16,084,534)
                                                    ------------  ------------
    Total liabilities and shareholders' deficit.... $196,606,110  $186,224,306
                                                    ============  ============

        The accompanying notes are an integral part of these statements.

                         PRIMECORE MORTGAGE TRUST, INC.

                            STATEMENTS OF OPERATIONS
           For the three months ended March 31, 2000 (unaudited), and for the period from inception (March 18, 1999) to December 31, 1999

                                            Three Months  Period from Inception
                                               Ended       (March 18, 1999) to
                                           March 31, 2000   December 31, 1999
                                           -------------- ---------------------
                                            (unaudited)
REVENUES:
  Income from completed real estate
   development (including $1,908,282 and
   $38,530 from affiliates)...............  $ 3,810,903       $  2,566,301
  Other...................................           32             17,097
                                            -----------       ------------
    Total revenues........................    3,810,935          2,583,398
                                            -----------       ------------
EXPENSES:
  Management fees paid to an affiliate....    2,465,052          5,276,938
  Interest................................      427,226            241,152
  General, administrative and other.......      199,952             51,866
                                            -----------       ------------
    Total expenses........................    3,092,230          5,569,956
                                            -----------       ------------
    Net income (loss).....................      718,705         (2,986,558)
PREFERRED STOCK DIVIDENDS.................   (5,366,223)       (13,097,977)
                                            -----------       ------------
    Net loss allocable to common..........  $(4,647,518)      $(16,084,535)
                                            ===========       ============
BASIC AND DILUTED NET LOSS PER COMMON
 SHARE....................................  $   (46,475)      $   (160,845)
                                            ===========       ============
BASIC AND DILUTED WEIGHTED-AVERAGE SHARES
 OUTSTANDING..............................          100                100
                                            ===========       ============


        The accompanying notes are an integral part of these statements.

                         PRIMECORE MORTGAGE TRUST, INC.

                      STATEMENTS OF SHAREHOLDERS' DEFICIT
           For the three months ended March 31, 2000 (unaudited), and for the period from inception (March 18, 1999) to December 31, 1999

                                     Common Stock
                                     -------------   Retained
                                     Shares Amount   Deficit        Total
                                     ------ ------ ------------  ------------
SHAREHOLDERS' EQUITY AT INCEPTION
 (MARCH 18, 1999)...................  --    $ --   $        --   $        --
  Issuance of common stock..........  100       1           --              1
  Dividends paid to preferred
   shareholders.....................  --      --    (13,097,977)  (13,097,977)
  Net loss..........................  --      --     (2,986,558)   (2,986,558)
                                      ---   -----  ------------  ------------
SHAREHOLDERS' DEFICIT AT DECEMBER
 31, 1999...........................  100       1   (16,084,535)  (16,084,534)
  Dividends paid to preferred
   shareholders.....................  --      --     (5,366,223)   (5,366,223)
  Net income........................  --      --        718,705       718,705
                                      ---   -----  ------------  ------------
SHAREHOLDERS' DEFICIT AT MARCH 31,
 2000 (unaudited)...................  100   $   1  $(20,732,053) $(20,732,052)
                                      ===   =====  ============  ============


        The accompanying notes are an integral part of these statements.

                         PRIMECORE MORTGAGE TRUST, INC.

                            STATEMENTS OF CASH FLOWS
           For the three months ended March 31, 2000 (unaudited), and for the period from inception (March 18, 1999) to December 31, 1999

                                            Three Months  Period from Inception
                                               Ended       (March 18, 1999) to
                                           March 31, 2000   December 31, 1999
                                           -------------- ---------------------
                                            (unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss).......................  $    718,705      $ (2,986,558)
  Adjustments to reconcile net income
   (loss) to net cash provided by (used
   in) operating activities:
    Increase in accrued expenses, bank
     overdraft, and other.................       836,093           214,612
    Increase (decrease) in payable to
     affiliate............................      (125,282)        1,404,690
    Decrease (increase) in other assets...        49,398           (66,400)
                                            ------------      ------------
      Net cash provided by (used in)
       operating activities...............     1,478,914        (1,433,656)
                                            ------------      ------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Investments in real estate under
   development............................   (52,168,396)      (99,692,298)
  Investments in real estate under
   development by affiliates..............   (23,227,757)      (22,728,985)
  Return of investments in real estate
   under development......................    37,163,576        93,279,846
  Return of investments in real estate
   under development by affiliates........    26,790,847         3,997,140
  Decrease (increase) in receivable from
   affiliate..............................       900,000        (1,743,081)
                                            ------------      ------------
      Net cash used in investing
       activities.........................   (10,541,730)      (26,887,378)
                                            ------------      ------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Redemptions of preferred stock..........    (2,982,350)       (5,923,690)
  Proceeds from sales of preferred stock..           --         34,193,960
  Proceeds from sales of common stock.....           --                  1
  Issuance of notes payable...............    14,543,471         6,734,474
  Borrowings on secured line of credit....       775,000         2,195,000
  Payment of preferred stock dividends....    (3,948,833)       (8,203,183)
                                            ------------      ------------
      Net cash provided by financing
       activities.........................     8,387,288        28,996,562
                                            ------------      ------------
      Net increase (decrease) in cash and
       cash equivalents...................      (675,528)          675,528
BEGINNING CASH AND CASH EQUIVALENTS.......       675,528               --
                                            ------------      ------------
ENDING CASH AND CASH EQUIVALENTS..........  $        --       $    675,528
                                            ============      ============
CASH PAID FOR INTEREST....................  $    366,435      $     41,889
                                            ============      ============
SUPPLEMENTAL DISCLOSURE OF NONCASH
 INVESTING AND FINANCING ACTIVITIES:
  Investments in real estate under
   development received in exchange for
   issuance of Class A Preferred Stock....  $        --       $125,574,517
  Investments in real estate under
   development by affiliates received in
   exchange for issuance of Class A
   Preferred Stock or Series A Notes......           --         32,910,483
  Investments in real estate under
   development received in exchange for
   Series A Notes.........................       395,000               --
  Investments in real estate under
   development by affiliates received in
   exchange for Series A Notes............       170,000           110,000
  Preferred stock dividends reinvested in
   Class A Preferred Stock................     1,430,290         3,095,910


        The accompanying notes are an integral part of these statements.

                         PRIMECORE MORTGAGE TRUST, INC.

                         NOTES TO FINANCIAL STATEMENTS
                               December 31, 1999

1. ORGANIZATION AND BUSINESS:

Organization

   Primecore Mortgage Trust, Inc. (the Company), a Maryland corporation, was formed on March 18, 1999 (inception), and commenced operations effective May 1, 1999. The Company will elect to be taxed as a real estate investment trust
(REIT) under Sections 856 through 860 of the Internal Revenue Code of 1986 (the
Code) commencing with its taxable year ended December 31, 1999, and believes its current organization and method of operation will enable it to maintain its status as a REIT. The Company is engaged in the business of funding and holding short-term construction mortgage loans secured by single-family residential real property or mixed-use commercial property, as well as land acquisition and development loans secured by undeveloped real property, located in the greater San Francisco Bay Area. The Company is managed by Primecore Funding Group, Inc. (the Manager). The Manager is a private mortgage finance business that has operated since April 1996 in Menlo Park, California. It originates and services the mortgage loans funded by the Company in return for an agreed-upon monthly management fee.

Capitalization

   The Company has authorized 50,000,000 shares of capital stock with a $0.01 par value. Initially, all shares were authorized as common stock.

   At December 31, 1999, there were 100 shares of common stock outstanding, all held by Michael Heren, Susan Fox and Michael Rider, founders of the Company. The founders are also employees and officers of the Manager. Ms. Fox owns all of the stock of the Manager.

   Effective April 23, 1999, the Company duly divided and classified 20,000,000 shares of its capital stock into a series designated Class A Convertible Preferred Stock (Class A Preferred). The par value of each share of Class A Preferred is $0.01 and has a liquidation preference of $10 per share. The holders of Class A Preferred are entitled to receive cash dividends in amounts deemed by the Board of Directors to satisfy the dividend distribution requirements applicable to REITs under provisions of the Code.

   Holders of the Company's Class A Convertible preferred stock do not have a right to redeem their shares. The Company's Board of Directors, however, currently has a stock redemption policy for shareholders who wish to sell their shares to the Company. The policy may be modified or terminated at the Board's discretion at any time. Currently, the Company will repurchase shares at fair market value, as determined by the Company's Board of Directors. Although subject to change, the Company expects the price to remain at $10.00 per share or as otherwise announced in advance. Shareholders may redeem shares only if the Company has cash available for distribution. Cash available for distribution is determined at the Board of Director's sole discretion, and is net of current expenses, anticipated expenses, dividends, debt obligations and reserves for operating funds. The Company will not sell or otherwise liquidate any portion of its mortgage loan portfolio or other assets to fund a redemption request. The Company also reserves the right to limit the number and frequency of stock redemptions by any shareholder. Payments to satisfy a redemption request are on a "first-come, first-served" basis.

   The Class A Preferred will convert to common stock (1) upon the closing of a firm commitment underwritten initial public offering of the Company's common stock resulting in aggregate gross proceeds to the Company of at least $50 million and at a price per share of at least $10 or such lesser amount of proceeds or lower price per share, or both, as may be approved by two-thirds of the holders of the preferred stock, or

                         PRIMECORE MORTGAGE TRUST, INC.

                               December 31, 1999

(2) after five years from the last closing of the private placement, which was October 29, 1999. Additional series of preferred stock may be made available for possible future financing of or acquisition by the Company and for general purposes without any legal requirement that further stockholder authorization for issuance be obtained.

   The 18,985,118 shares of Class A Preferred outstanding as of December 31, 1999 rank senior to the Company's common stock as to dividends and liquidation rights. The shares are convertible into, and have voting rights equal to, the same number of shares of the Company's common stock. The Company will not pay any dividends to the holders of the common stock so long as any Class A Preferred is outstanding. Class A Preferred dividends are paid monthly in arrears and were $0.75 per share for the period from inception (March 18, 1999) to December 31, 1999. The terms of the Company's dividend reinvestment plan permit the shareholders to reinvest dividends in additional shares of Class A Preferred at the fair market value, currently deemed by the Board of Directors to be $10 per share.

   The Company completed two equity private placements of its Class A Preferred, resulting in the issuance of the Company's stock at $10 per share. The first began March 31, 1999, and was completed as of August 31, 1999, and resulted in the sale of 18,048,772 shares of Class A Preferred. The second equity placement began September 10, 1999, and was completed as of October 29, 1999. The Company sold an additional 1,147,743 shares of Class A Preferred. As of December 31, 1999, 18,985,118 shares of Class A Preferred were issued and outstanding, net of redemptions and additional shares issued through the Company's dividend reinvestment plan from October 30, 1999, to December 31, 1999. The Manager expects that all future placements will be for cash, which will then be used to fund additional loans by the Company. In connection with the private placements, the Manager paid placement costs of $187,829 on behalf of the Company.

   Subscribers of the equity placements were primarily investors in construction mortgage loans managed by the Manager. Those investors exchanged their interests in those loans for shares of the Company's Class A Preferred on a dollar-for-dollar basis. The value assigned to the trust deed investments at the dates of acquisition was based upon the then-outstanding loan balances plus accrued interest.

   To maintain its qualification as a REIT, not more than 50 percent of the value of the outstanding shares of the Company may be owned, directly or indirectly, by five or fewer individuals, applying certain constructive ownership rules. To help ensure that the Company will not fail this test, the Company's charter prohibits any person without the prior consent of the Board of Directors from acquiring or holding, directly or indirectly, shares of capital stock in excess of 9.8 percent, by vote or value, of the aggregate of the outstanding shares of capital stock. Moreover, to evidence compliance with these requirements, the Company must maintain records that disclose the actual ownership of its outstanding common stock and will demand written statements each year from the record holders of designated percentages of its common stock disclosing the actual owners of such common stock.

Risk Factors

   General Economic Conditions in Silicon Valley and the San Francisco Bay Area--Properties securing repayment of the mortgage loans are located in the San Francisco Bay Area and primarily in Silicon Valley. Since the properties secured by the mortgage loans are located in the same geographical region, these mortgage loans may be subject to a greater risk of delinquency or default if the industries concentrated there suffer adverse economic or business developments.

                         PRIMECORE MORTGAGE TRUST, INC.

                               December 31, 1999


   Other--In addition, the Company is subject to other significant business and financial risks, including but not limited to: liquidity, the prevailing market for residential real estate, interest rates, dependence on the Manager, timely completion of projects, lack of borrower diversification, and potential environmental matters relating to properties on which it has made loans.

Retained Deficit

   The Company has a retained deficit as of December 31, 1999, as dividends are paid to the holders of the Class A Preferred before income is earned and realized. These dividends have been financed through short-term borrowings and are expected to be matched by revenues from completed real estate projects in future periods, as described in Notes 2 and 3. The Manager believes that adequate revenues will be realized to reduce the retained deficit over time.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Use of Estimates

   These financial statements have been prepared in accordance with generally accepted accounting principles using the accrual method of accounting. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investments in Real Estate under Development and Investments in Real Estate under Development by Affiliates

   All loans made by the Company are classified as investments in real estate under development or investments in real estate under development by affiliates for financial reporting purposes (Notes 3 and 4) and are stated at the lower of cost or net realizable value. Management conducts a review for impairment on an investment-by-investment basis whenever events or changes in circumstances indicate that the carrying amount of an investment may not be recoverable. An impairment is recognized when estimated expected future cash flows (undiscounted and without interest charges), typically from the sale of a completed property, are less than the carrying amount of the investment. The estimation of expected future net cash flows is inherently uncertain and relies to a considerable extent on assumptions regarding current and future economics and market conditions. If, in future periods, there are changes in the estimates or assumptions incorporated into the impairment review analysis, the changes could result in an adjustment to the carrying amount of the investments. To the extent that an impairment has occurred, the excess of the carrying amount of the investment over its estimated fair value, less estimated selling costs, will be charged to income. As of December 31, 1999, management of the Company believed that there were no impairments of the carrying values of its investments.

Cash and Cash Equivalents

   Cash and cash equivalents include cash held in financial institutions and other highly liquid short-term investments with original maturities of three months or less.

Income from Completed Real Estate Development

   The Company recognizes income from its investments in real estate under development upon the sale or refinancing of the completed real estate to an unaffiliated third party. Income is based upon the accrual rate stated in the underlying loan arrangement between the Company and the borrower and is deferred until sale or

                         PRIMECORE MORTGAGE TRUST, INC.

                               December 31, 1999

refinancing due to uncertainties related to ultimate payment. The Company does not otherwise participate in the profit realized by the borrower upon sale of the property.

Income Taxes

   The Company intends to be taxed as a REIT under the Code commencing with its taxable year ended December 31, 1999. To qualify as a REIT, the Company must meet a number of organizational and operational requirements, including a requirement that it currently distribute at least 95 percent of its taxable income. It is management's intention to adhere to these requirements and maintain the Company's REIT status. As a REIT, the Company generally will not be subject to corporate-level federal income tax on net income it distributes currently to its shareholders. As such, no provision for federal income taxes has been included in the accompanying financial statements. Such taxes are the responsibility of the individual shareholders. If the Company fails to qualify as a REIT in any taxable year, it will be subject to federal income taxes at regular corporate rates (including any applicable alternative minimum tax) and may not be able to qualify as a REIT for four subsequent taxable years. Even if the Company qualifies for taxation as a REIT, the Company may be subject to certain state and local taxes on its income and property and to federal income and excise taxes on its undistributed taxable income.

   Net income for financial reporting purposes differs from net income for tax reporting primarily due to differences in the method of revenue recognition for arrangements classified as loans for income tax purposes and equity-method investments in real estate under development for financial reporting purposes.

   The following table outlines the primary differences between financial reporting income and taxable income for the period from inception (March 18, 1999) to December 31, 1999:

     Net loss, as reported....................................... $(2,986,558)
       Less: income from completed real estate development.......  (2,566,301)
       Add: Accrued interest income on loans and related
        origination fees earned..................................  16,680,262
                                                                  -----------
         Taxable income.......................................... $11,127,403
                                                                  ===========

   For income tax purposes, less than 2 percent of the distributions paid during the period from inception (March 18, 1999) to December 31, 1999, represented a return of capital.

Net Income Per Share of Common Stock

   Per share amounts for the Company are computed using the weighted average common shares outstanding during the period. Net income (loss) used in the calculation is reduced by dividends owed to preferred shareholders. The diluted weighted average common shares outstanding include the dilutive effect of stock options and other common stock equivalents. There are currently no dilutive common stock equivalents, and as a result, the basic and diluted weighted average common shares outstanding for the period from inception to December 31, 1999, are the same and are 100 shares.

3. INVESTMENTS IN REAL ESTATE UNDER DEVELOPMENT:

   The Company uses a lending arrangement with developers of the real estate it is investing in, with maturity dates ranging from 12 to 18 months. For financial reporting, the Company applies the equity method of accounting for its investments. The developers typically have contributed no cash to the property, use

                         PRIMECORE MORTGAGE TRUST, INC.

                               December 31, 1999

proceeds from the Company to fund 100 percent of the land acquisition and construction costs, and repay principal and interest only upon the sale or refinancing of the completed project. Investments in real estate under development represent funds advanced in cash on arrangements in effect at any particular time. Since real estate under development generates no operating income, the Company does not accrue any income for financial reporting purposes until the sale or refinancing of the property takes place, at which time a return on its investment is assured. The income that the Company ultimately realizes is computed using the terms set forth in the loan documents executed by the developer. During the period from inception (March 18, 1999) to December 31, 1999, interest rates on loans outstanding ranged from 11 percent to 13 percent. In addition, the Company charged origination fees, which were typically 4 percent of the borrowed amount during that same period. Earned but unrecognized interest and fees on loans outstanding at December 31, 1999, totaled $13,475,298. Such amounts will be recognized as income from completed real estate development upon the sale or refinancing of the underlying property.

   The following table summarizes the Company's portfolio of investments in real estate under development at December 31, 1999:

                                                                            Total
                               Number  Interest  Maturity      Funded     Commitment
       Location               of Loans  Rates      Dates       Amount       Amount
       --------               -------- -------- ----------- ------------ ------------
     Alameda County..........     2     11-12%  04/00-03/01 $    564,221 $  1,265,000
     Contra Costa County.....     3        11%  05/00-10/00    4,960,151   23,352,842
     Marin County............    43     11-13%  12/99-06/01   23,402,619   54,090,000
     San Francisco County....     9        11%  08/00-01/01   16,352,410   32,600,000
     San Mateo County........    23     11-12%  12/99-12/01   28,384,528   65,930,000
     Santa Clara County......    39     11-13%  11/99-02/01   47,487,369   81,675,000
     Other...................     7        11%  05/98-05/01   10,835,671   29,040,500
                                                            ------------ ------------
                                                            $131,986,969 $287,953,342
                                                            ============ ============

   The Company will fund unfunded commitments on existing loans from the repayment of other loans, borrowings on its line of credit (Note 6), issuance of short-term notes payable or additional preferred stock. The Manager believes the Company will have adequate sources of capital to fund these commitments when and as they become due.

4. INVESTMENTS IN REAL ESTATE UNDER DEVELOPMENT BY AFFILIATES:

   The Company has also made loans that an affiliate has assumed and is acting as the developer. These arrangements are accounted for in a manner identical to that described in Note 3 above. The following table summarizes these arrangements:

                               Number  Interest  Maturity     Funded    Commitment
       Location               of Loans  Rates      Dates      Amount      Amount
       --------               -------- -------- ----------- ----------- -----------
     Contra Costa County.....     1       11%         06/00 $ 1,267,753 $ 1,800,000
     San Mateo County........     5       11%   11/99-09/00  25,223,831  22,825,000
     Santa Clara County......     6       11%   06/00-03/01  18,732,927  33,930,000
     Other...................     1       11%         03/00   6,527,817   7,500,000
                                                            ----------- -----------
                                                            $51,752,328 $66,055,000
                                                            =========== ===========

                         PRIMECORE MORTGAGE TRUST, INC.

                               December 31, 1999


   Accumulated but unrecognized interest and fees on loans outstanding at December 31, 1999, totaled $3,204,964. Such amounts will be recognized as income from completed real estate development upon the sale or refinancing of the underlying property.

5. NOTES PAYABLE:

   The Company had unsecured borrowings of $6,844,474 at December 31, 1999, on Series A notes issued to accredited investors through a private placement. These notes have varying maturities from 90 days to one year from the date of issuance. Notes bear interest at 11 percent with interest payable monthly in arrears. Additionally, these notes are callable at the option of the note holder with 60 day written notice provided that the Company has sufficient funds available.

6. LINE OF CREDIT:

   The Company has a secured line of credit (LOC). The amount borrowed under the LOC at December 31, 1999, was $2,195,000. The maximum amount available under the LOC is $3,000,000. The LOC carries interest at prime plus 1 percent (9.5 percent at December 31, 1999), matures July 8, 2000, and includes an annual facility fee of $5,000. The LOC is subject to financial covenants concerning leverage, interest coverage, and certain other ratios. The Company is currently in compliance with all of the covenants in the facility concerning its indebtedness. Based on the borrowing rates currently available to the Company, the carrying amount of debt approximates fair value.

7. TRANSACTIONS WITH AFFILIATES:

Management Fees

   The Company pays management fees to the Manager pursuant to a management agreement dated March 30, 1999 (the Agreement). The Agreement provides for the following compensation to the Manager: a monthly fee payable in arrears equal to 0.22 percent of the total amount of the Company's interest in the total commitment amount of the notes, which evidence the outstanding investments in real estate under development, and any extension fees, prepayment penalties, and late payment charges paid by borrowers. For the period from inception (March 18, 1999) to December 31, 1999, the portfolio management fees paid to the Manager were $5,276,938.

Receivable from Affiliates

   The $1,743,081 receivable from affiliate at December 31, 1999, represents the balance due from the Manager as a result of a decision by the Manager to pay from its own funds a shortage in the proceeds from the sale of a property below the carrying amount of the investment by the Company. The property had been acquired by an entity under the Manager's control through foreclosure prior to the purchase of the investment by the Company. Under the terms of the arrangement, the receivable does not bear interest and will be repaid at the rate of $300,000 per month until the entire balance has been collected.

Payable to Affiliate

   The $1,404,690 payable to affiliate at December 31, 1999, represents short-term advances by the Manager to the Company. The Manager typically advances these funds to the Company to facilitate cash management and charges the Company an interest rate of 11 percent per annum on the outstanding balance.

                         PRIMECORE MORTGAGE TRUST, INC.

                               December 31, 1999


8. COMMITMENTS AND CONTINGENCIES:

Litigation

   The Company is involved in legal actions relating to its investments in real estate under development arising in the normal course of business. In Management's opinion, the liabilities, if any, that may ultimately result from such legal actions are not expected to have a materially adverse effect on the financial position, results of operations, or cash flows of the Company.

Regulatory Inquiries

   The Manager is the subject of ongoing inquiries by the California Department of Corporations regarding the methods it practiced in the conduct of its business prior to the formation of the Company. The Manager believes that all matters of substance have been addressed in this regard and that any additional related matters will not have any material impact on the financial position of the Company or impact the ability of the Manager to continuously serve the Company.

General Uninsured Losses

   The Company requires its developers to carry comprehensive liability, fire, flood, extended coverage, and rental loss insurance with policy specifications, limits, and deductibles customarily carried for similar properties. The Company also carries stop-gap insurance to cover losses in case the developer's policy lapses. There are, however, certain types of extraordinary losses that may be either uninsurable or not economically insurable. Further, all of the investments are located in areas that are subject to earthquake activity. Should an investment sustain damage as a result of an earthquake, the Company may incur losses due to insurance deductibles, co-payments on insured losses, or uninsured losses. Should an uninsured loss occur, the Company could lose its investment in, and anticipated profits and cash flows from, an investment.

9. SUBSEQUENT EVENTS:

Delinquent Loans

   As of December 31, 1999, two investments in real estate under development with a single borrower totaling $16,943,377 were delinquent. No income had been recognized on these loans as of December 31, 1999. Subsequent to year-end, an affiliate of the Company assumed control of an $11,371,945 portion of the two investments in the underlying development projects through foreclosure. Although no loss is anticipated, the Company's affiliates have provided a guarantee against any losses to the Company on the investments. The remaining $5,571,432 of the investment was repaid in January 2000.As of December 31, 1999, the investments were classified as investments in real estate under development with affiliates in the accompanying balance sheet.

Issuance of Series A Notes Payable

   Subsequent to year-end, the Company issued $15,108,471 in notes under its Series A short-term note program (the Notes). Terms of the Notes are consistent with those described in Note 5.

                                                                     SCHEDULE IV

                         PRIMECORE MORTGAGE TRUST, INC.

                         MORTGAGE LOANS ON REAL ESTATE
                               DECEMBER 31, 1999

                                                                                                                  (h)
                                                                                                               Principal
                                                                                                               Amount of
                                                                                                                 Loans
                                                         (c)       (d)                   (f)         (g)      Subject to
                                               (b)      Final    Periodic    (e)     Face Amount   Carrying   Delinquent
                    (a)                      Interest  Maturity  Payment    Prior        of       Amount of    Principal
                Description                    Rate      Date     Terms     Liens     Mortgages   Mortgages   or Interest
                -----------                  -------- ---------- -------- ---------- ----------- ------------ -----------
INVESTMENTS IN REAL ESTATE UNDER DEVELOPMENT
 Land                                         11-12%  12/99-1/01  Note 1         N/A         N/A $ 10,799,537 $       --
 Single unit, single family detached          11-13%  5/98-12/01  Note 1         N/A         N/A   54,396,445      32,523
 Multiple-unit condominiums                      11%  6/00-6/01   Note 1         N/A         N/A   15,727,201         --
 Multiple unit, single family detached        11-13%  2/00-12/00  Note 1         N/A         N/A   30,575,644         --
 Multifamily                                     11%    10/00     Note 1         N/A         N/A    2,054,235         --
 Multiple unit, single family attached           11%  5/00-5/01   Note 1         N/A         N/A    1,259,832         --
 950 Harrison Street, 46-unit condominium        11%     1/01     Note 1  $      --  $10,800,000    5,590,020         --
 435 Sheridan Avenue, 35 units, single
  family attached                                11%     5/00     Note 1         --   14,600,000   11,584,055         --
                                                                          ---------- ----------- ------------ -----------
                                                                          $      --  $25,400,000 $131,986,969 $    32,523
                                                                          ========== =========== ============ ===========
INVESTMENTS IN REAL ESTATE UNDER DEVELOPMENT
 BY AFFILIATES
 1425 Mills Court        1-unit single-
                         family detached
                         (employee of the
                         Manager)                11%     6/00     Note 1  $  228,000 $   250,000 $     10,830 $       --
 176 Spruce Avenue       1-unit single-
                         family detached
                         (employee of the
                         Manager)                11%     4/00     Note 1     400,000     500,000      160,691         --
 Lots #61, 63, 69, 71,   Land (99 Investors      11%     6/00     Note 1               1,800,000    1,267,753         --
  91 and 74 Castlegate   LLC)
 104 Second Street       4-unit condominium
                         (Windy Hill
                         Associates)             11%    11/00     Note 1         --    2,450,000    1,533,434         --
 Lot #2, Quarry Estates  1-unit single-
                         family detached
                         (Windy Hill
                         Associates)             11%    10/00     Note 1         --    5,000,000    3,012,333         --
 Lot #1 Quarry Estates   1-unit single-
                         family detached
                         (Windy Hill
                         Associates)             11%    10/00     Note 1         --    5,000,000    3,111,519         --
 12780 Camino Medio      1-unit single-
                         family detached
                         (Windy Hill
                         Associates)             11%     6/00     Note 1         --    3,680,000    3,390,869         --
 99 El Camino Real       1 unit, commercial
                         (99 El Camino
                         Partners)               11%     9/00     Note 1   2,000,000   1,000,000    3,533,598         --
 Lot #17, Quarry         1-unit single-
  Estates                family detached
                         (Windy Hill
                         Associates)             11%    10/00     Note 1         --    5,000,000    3,680,105         --
 7 Lots, Los Altos       7-unit single-
  Nursery                family detached (99
                         Investors LLC)          11%     3/01     Note 1   3,927,000  12,800,000    4,004,667         --
 Lot #13, Orchard Hills  1-unit single-
                         family detached
                         (Windy Hill
                         Associates)             11%     8/00     Note 1         --    3,050,000    4,575,334         --
 126 Atherton Avenue     1-unit single-
                         family detached
                         (Windy Hill
                         Associates)             11%    11/99     Note 1         --    6,025,000    5,571,433   5,571,432
 Scotia Pines            35 units, single-
  Subdivision            family detached (99
                         Investors LLC)          11%     3/00     Note 1         --    7,500,000    6,527,817         --
 7 Atherton Properties   7-unit single-
                         family detached
                         (Windy Hill
                         Associates)             11%    11/99     Note 1         --   12,000,000   11,371,945  11,371,945
                                                                          ---------- ----------- ------------ -----------
                                                                          $6,555,000 $66,055,000 $ 51,752,328 $16,943,377
                                                                          ========== =========== ============ ===========

-------
Note 1: All principal and interest is due at maturity.

                                                                     SCHEDULE IV

                         PRIMECORE MORTGAGE TRUST, INC.

                   MORTGAGE LOANS ON REAL ESTATE--(Continued)
                               DECEMBER 31, 1999

INVESTMENTS IN REAL ESTATE UNDER DEVELOPMENT
  Balance at beginning of period:
    Additions during period:
      Advances from mortgage loans................................ $ 99,692,298
      Other (exchange of trust deeds for Class A Preferred Stock or Series A Notes).........................................  125,574,517
                                                                   ------------
                                                                    225,266,815
    Deductions during period:
      Collections of principal....................................   93,279,846
                                                                   ------------
  Balance at close of period...................................... $131,986,969
                                                                   ============
INVESTMENTS IN REAL ESTATE UNDER DEVELOPMENT BY AFFILIATES
  Balance at beginning of period:
    Additions during period:
      Advances from mortgage loans................................ $ 22,728,985
      Other (exchange of trust deeds for Class A Preferred Stock
       or Series A Notes).........................................   33,020,483
                                                                   ------------
                                                                     55,749,468
    Deductions during period:
      Collections of principal....................................    3,997,140
                                                                   ------------
  Balance at close of period...................................... $ 51,752,328
                                                                   ============